AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 20, 1996

                                                REGISTRATION NO. 333-15153
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                               ----------------

                                     LOGO
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     5961                    13-3914035
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                               435 HUDSON STREET
                           NEW YORK, NEW YORK 10014
                                (212) 807-9060
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                STEPHEN I. KAHN
                               435 HUDSON STREET
                           NEW YORK, NEW YORK 10014
                                (212) 807-9060
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                         COPIES OF COMMUNICATIONS TO:

      JEFFREY A. HORWITZ, ESQ.                    LARRY A. BARDEN, ESQ.
       EDWARD W. KERSON, ESQ.                        SIDLEY & AUSTIN
  PROSKAUER ROSE GOETZ & MENDELSOHN       ONE FIRST NATIONAL PLAZA, SUITE 4400
                 LLP                          CHICAGO, ILLINOIS 60603-2279
            1585 BROADWAY                            (312) 853-7000
    NEW YORK, NEW YORK 10036-8299

           (212) 969-3000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effectiveness of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED NOVEMBER 20, 1996

PROSPECTUS

                                2,350,000 SHARES

                                      LOGO

                                  COMMON STOCK

  Of the 2,350,000 shares of Common Stock offered hereby, 2,000,000 shares are being sold by the Company and 350,000 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

  Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol DLIA.

                                   --------

  THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                             COMMENCING ON PAGE 5.

                                   --------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
                                  PRICE TO       UNDERWRITING     PROCEEDS TO    PROCEEDS TO SELLING
                                   PUBLIC        DISCOUNT (1)     COMPANY (2)       STOCKHOLDERS
----------------------------------------------------------------------------------------------------
Per Share..................         $                $                $                 $
----------------------------------------------------------------------------------------------------
Total (3)..................        $                $                $                  $
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at $600,000.

(3) The Company and certain Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 352,500 additional shares of Common Stock, solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to
    Company and Pro- ceeds to Selling Stockholders will be $   , $   , $    and
    $   , respectively.See "Underwriting."

                                   --------

  The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about       , 1996 at the office of the agent of Hambrecht &
Quist LLC in New York, New York.

HAMBRECHT & QUIST                                        OPPENHEIMER & CO., INC.

      , 1996

               [PHOTOGRAPHS AND ART FROM DELIA*S CATALOGS.]


  The Company intends to distribute to its stockholders annual reports containing financial statements audited by its independent public accountants and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  "dELiA*s" is a registered trademark of the Company in the United States. Trade names and trademarks of other companies appearing in this Prospectus are the property of their respective holders.

               [PHOTOGRAPHS AND ART FROM DELIA*S CATALOGS.]

               [PHOTOGRAPHS AND ART FROM DELIA*S CATALOGS.]

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE COMPANY

  dELiA*s is a direct marketer of casual apparel and related accessories to girls and young women primarily between the ages of 10 and 24 (an age group known as "Generation Y"). The Company believes that it is one of a limited number of direct marketers distributing an apparel-based catalog exclusively for this market. The Company offers a carefully edited assortment of recognized and emerging brands of teen apparel and accessories, complemented by dELiA*s own branded products. Merchandise ranges from basics, such as jeans, shorts and t-shirts, to more fashion-oriented apparel and accessories, such as woven and knit junior dresses, swimwear, sunglasses, watches, costume jewelry and cosmetics. The Company believes that its selection and presentation of merchandise have contributed to a growing recognition of dELiA*s as a teen fashion resource.

  With the large "baby boom" generation maturing and having children, the younger segments of the U.S. population are increasing in size. According to the U.S. Census Bureau, the population of 10 to 24 year-olds is currently 55 million and is expected to grow by 13% to more than 62 million by 2005. According to data from independent research firms, teens spent approximately $109 billion in 1995, of which apparel accounted for over one-third. As a result of the growing population and spending patterns of Generation Y and the limited number of national apparel retailers and catalogers exclusively targeting this age group, the Company believes that this large and underserved market represents a significant direct marketing opportunity.

  dELiA*s catalogs are designed to create a distinctive and entertaining shopping experience by combining the feel and editorial flair of a teen-focused fashion magazine with the convenience of direct mail shopping. The catalogs include colorful layouts with creative, high-impact phrases and feature teen models who convey a culture and attitude unique to dELiA*s. Merchandise items are styled and arranged to encourage customers to create their own outfits, which typically can be purchased for under $100.

  The Company believes that its proprietary customer database is one of its key competitive advantages. This database has been developed primarily through referrals, word-of-mouth, returns of catalog request cards and targeted advertising. The Company believes that this database yields response rates that exceed average response rates for the consumer catalog industry and that this database would be difficult to replicate. As of October 31, 1996, the Company's database included over one million names, including approximately 200,000 customers who had made purchases from the Company within the preceding 24 months. The Company has customers in all 50 states and Japan.

  dELiA*s plans to increase catalog mailings from an anticipated 7 million in fiscal 1996 to approximately 18 million in fiscal 1997, and to increase the number of catalog editions from five in fiscal 1996 to seven in fiscal 1997. The Company's operations are supported by its integrated, state-of-the-art telephone and management information systems, which allow teleservice representatives to provide real-time product availability and order status information. As of October 31, 1996, the Company employed approximately 240 teleservice representatives to provide 24-hour, seven-day-a-week customer service.

  dELiA*s goal is to be the leading direct marketer of casual apparel, accessories and other related products to Generation Y girls and young women. The Company plans to build on its core catalog business and to leverage the dELiA*s brand identity to develop new channels of distribution and products aimed at the Generation Y market.

  The Company was incorporated in Delaware in October 1996 and is a successor to a business founded in September 1993. The Company's executive offices are located at 435 Hudson Street, New York, New York 10014, and its telephone number is (212) 807-9060.

                                  THE OFFERING

Common Stock offered by the Company.................  2,000,000 shares
Common Stock offered by the Selling Stockholders....  350,000 shares
Common Stock to be outstanding after the offering...  12,000,000 shares (1)
Use of proceeds.....................................  For working capital and general corporate purposes and the repayment
                                                      of notes held by certain
                                                      stockholders
Proposed Nasdaq National Market symbol..............  DLIA

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                           SEPTEMBER 9,
                               1993                                           NINE MONTHS
                          (INCEPTION) TO FISCAL YEAR 1994 FISCAL YEAR 1995 ENDED OCTOBER 31,
                           JANUARY 31,        ENDED            ENDED       -------------------
                               1994      JANUARY 31, 1995 JANUARY 31, 1996   1995      1996
                          -------------- ---------------- ---------------- --------  ---------
STATEMENTS OF OPERATIONS
 DATA:
  Net sales.............       $ --           $ 139            $5,652      $  2,844  $  15,482
  Gross profit..........         --              50             2,574         1,391      8,061
  Net income (loss).....       $(33)          $(332)           $   27      $    (73) $   1,739
  Pro forma net income
   (loss) (2)...........       $(19)          $(202)           $   18      $    (44) $   1,035
  Pro forma net income
   per share (3)........                                       $ 0.00                $    0.10
  Shares used in the
   calculation of
   pro forma net income
   per share (3)........                                       10,098                   10,098
SELECTED OPERATING DATA:
  Number of catalogs
   mailed...............         --              26             1,700         1,050      4,950(4)
  House names (5).......         --              17               290           196      1,080

                                                             OCTOBER 31, 1996
                                                          ----------------------
                                                          ACTUAL AS ADJUSTED (6)
                                                          ------ ---------------
BALANCE SHEET DATA:
  Cash and cash equivalents.............................. $1,140     $19,599
  Working capital........................................  1,946      20,405
  Total assets...........................................  6,901      25,360
  Total stockholders' equity.............................  2,749      21,208

--------------------

(1) Excludes 1,250,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan (under which options to purchase an aggregate of 80,000 shares of Common Stock will be outstanding immediately after the completion of this offering) and 250,000 shares of Common Stock reserved for issuance pursuant to an outstanding non-plan stock option the Company has granted to an executive. See "Management--1996 Stock Incentive Plan" and "Management--Stock Option Agreement."
(2) Computed on the basis described in Note 6 of Notes to Financial Statements and assuming the pro forma tax provisions described therein. Prior to this offering, the Company will effect the Reorganization described under "The Reorganization," in which the Company will convert from a limited liability company to a C corporation.
(3) See Note 2 of Notes to Financial Statements for an explanation of the determination of shares used in computing pro forma net income per share.

(4) Does not include 750,000 copies of the Company's winter 1996 catalog mailed in October 1996. The Company did not mail any copies of its winter 1995 catalog in the nine months ended October 31, 1995.

(5) House names represents the number of customers who have made at least one purchase or have requested a catalog from the Company in the preceding 24 months, determined at the end of the applicable fiscal period.

(6) As adjusted gives effect to: (i) the portion of the LLC Distribution described in "Dividend Policy" that depended on the Company's results of operations from inception through October 31, 1996 and (ii) the sale of 2,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share and the application of the estimated proceeds therefrom, including a portion thereof used to repay the Investor Notes to be distributed in connection with the LLC Distribution. See "Capitalization," "Dividend Policy" and "Use of Proceeds."

                              --------------------
  Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Description of Capital Stock," "Underwriting" and Notes to Financial Statements. In addition, unless otherwise indicated, all information in this Prospectus gives effect to the Reorganization (as defined under "The Reorganization") that is to be effected prior to the completion of this offering. As used in this Prospectus, references to "dELiA*s" or the "Company" prior to the Reorganization mean dELiA*s LLC and its predecessor, and, thereafter, dELiA*s Inc. All references in this Prospectus to a particular fiscal year refer to the year ended January 31 following the particular year (e.g., "fiscal 1996" refers to the fiscal year ending January 31, 1997).

                                 RISK FACTORS

  The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as those discussed elsewhere in this Prospectus.

  Limited Operating History. The Company has a limited operating history, and therefore it is difficult to predict the Company's future catalog response rates (the rates at which catalog recipients respond to catalog mailings by ordering products), merchandise return rates, success in identifying fashion trends and other elements that affect the Company's results of operations. Although the Company had net income in fiscal 1995 and the first nine months of fiscal 1996, the Company incurred losses of $33,000 from September 9, 1993 (inception) to January 31, 1994 and $332,000 in fiscal 1994. There can be no assurance the Company will achieve or sustain growth in revenues or maintain profitability in future periods.

  Seasonal and Quarterly Fluctuations. The Company is subject to seasonal fluctuations in its merchandise sales and results of operations. The Company expects its sales and operating results generally to be lower in the first and second quarters than in the third and fourth quarters of each fiscal year (which include the back-to-school and holiday seasons). The Company's quarterly results may fluctuate as a result of numerous factors, including the timing, quantity and cost of catalog mailings (including sale circulars), the response rates to such mailings, the timing of merchandise deliveries, market acceptance of the Company's merchandise (including new merchandise categories or products introduced), the mix, pricing and presentation of products offered and sold, the hiring and training of additional personnel, the timing of inventory writedowns, the incurrence of other operating costs and factors beyond the Company's control, such as general economic conditions and actions of competitors. Accordingly, the results of operations in any quarter will not necessarily be indicative of the results that may be achieved for a full fiscal year or any future quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Fashion Trends and Industry Risks. The Company's success depends, in part, on management's ability to anticipate the fashion tastes of its customers and to offer merchandise that appeals to their preferences on a timely and affordable basis. The fashion tastes of the Company's customers are expected to change frequently and the failure of the Company successfully to anticipate, identify or react to changes in styles, trends or brand preferences of its customers could lead to, among other things, excess inventories and price markdowns, which could have a material adverse effect on the Company. In addition, misjudgments in apparel selection could adversely affect the Company's image with its customers, which could have a material adverse effect on the Company.

  The apparel and accessories industries are cyclical. Purchases of apparel and accessories tend to decline during recessionary periods and may decline at other times. There can be no assurance the Company will be able to maintain its historical rate of growth, particularly if the retail environment declines. A recession in the national or regional economies or uncertainties regarding future economic prospects, among other things, could affect consumer spending habits and have a material adverse effect on the Company. The Company's business is sensitive to consumer spending patterns and preferences. Shifts in consumer discretionary spending away from casual apparel and accessories to other consumer goods also could have a material adverse effect on the Company.

  Ability to Manage Growth. The recent growth in the Company's operating income has resulted largely from increases in the number of catalogs the Company mails and the number of products included in its catalogs, as well as increases in response rates. This growth has placed significant demands on the Company's management, administrative, operational and financial resources. The Company intends to continue to pursue an aggressive growth strategy for the foreseeable future and its future operating results will largely depend on its ability to manage a larger business. Managing its growth will require the Company to continue to implement and improve its operations and financial and management information systems and to continue to expand, motivate and effectively manage its workforce. The Company plans to continue to increase the number of catalogs it mails and the frequency of such mailings and intends to broaden the range of products offered in its catalogs (including additional dELiA*s-branded products). These actions could result in lower response rates and operating margins. Furthermore, as the Company's sales increase, the Company anticipates maintaining higher inventory levels in an effort to continue to maintain satisfactory fulfillment rates for its catalog customers. This anticipated increase in inventory levels may expose the Company to greater risk of excess inventories and inventory obsolescence, which could have a material adverse effect on the Company.

  The Company is exploring a number of new business opportunities, including opening a retail store, developing traditional or electronic publishing ventures ancillary to its existing business and expanding its use of electronic interactive media for promotional and customer development purposes. There can be no assurance the Company will pursue or successfully implement any or all of these plans. Failure to implement successfully any of these plans, if pursued, could have a material adverse effect on the Company. See "Business--Growth Strategy."

  The Company expects from time to time to consider acquisitions or investments within and outside the direct mail, retail and apparel industries. The Company has never made an acquisition, and if it does make an acquisition, there can be no assurance it will do so on favorable terms or that it will be able successfully to integrate any acquired business with its existing operations.

  Dependence on Key Vendors. The Company's business depends, in part, on the Company's ability to purchase current-season brand-name apparel at competitive prices, in sufficient quantities and of acceptable quality. Although the Company attempts to maintain relationships with a large number of vendors, six vendors accounted for approximately 50% of the net sales generated by the Company's spring 1996 catalog, and five vendors accounted for approximately 53% of the net sales generated by the Company's summer 1996 catalog. Apparel produced by Urban Outfitters accounted for approximately 24% of net sales for each of the spring 1996 and summer 1996 catalogs. While the Company believes its relationship with Urban Outfitters is good, the Company does not have a long-term contract with Urban Outfitters or any other supplier. In addition, many of the Company's smaller vendors have limited resources, production capacities and operating histories. The failure of key vendors to expand with the Company, the loss of one or more key vendors, a material change in the Company's current purchase terms or a limitation on the Company's ability to procure products could have a material adverse effect on the Company.

  Dependence on Key Personnel. The success of the Company has largely depended upon the efforts and abilities of its senior management, including the Company's co-founders, Stephen I. Kahn, Chairman of the Board, President and Chief Executive Officer, and Christopher C. Edgar, Executive Vice President and Chief Operating Officer. The loss of one or more of its key employees could have a material adverse effect on the Company. The Company will enter into employment agreements with Messrs. Kahn and Edgar and intends to purchase $2,000,000 in key-man life insurance on each. See "Management."

  The direct marketing and apparel experience of a significant number of the Company's senior management personnel is limited to their experience with the Company. The Company's future success will depend on the ability of the Company's management to retain key managers and employ additional qualified senior operating management. There can be no assurance that the Company will be successful in attracting or retaining additional qualified personnel.

  Competition. The apparel and accessories industries are highly competitive, and the Company expects competition in these markets to increase. The Company competes with traditional department-store retailers, as well as specialty apparel and accessory retailers for teen and young-adult customers. The Company also competes with other direct marketers. Many of the Company's competitors are larger and have substantially greater financial, distribution and marketing resources than the Company.

  There are few barriers to entry in the teen apparel and accessories market and the Company expects other catalogers, as well as additional store-based retailers and apparel manufacturers, to enter this market. The Company also could face competition from manufacturers of apparel and accessories (including the Company's current vendors), who could market their products directly to retail customers or make their products more readily available in retail stores or through other catalogs. In addition, competitors could enter into exclusive distribution arrangements with the Company's vendors and deny the Company access to their products. Increased competition could result in pricing pressures, marketing expenditures and loss of market share, and could have a material adverse effect on the Company.

  The Company expects that the direct marketing industry will be affected by technological changes in distribution and marketing methods, such as on-line catalogs, retail kiosks and Internet shopping. The Company believes its success will depend, in part, on its ability to adapt to new technologies and to respond to competitors' actions in these areas. Adapting to new technologies could require significant capital expenditures by the Company. There can be no assurance that the Company will remain competitive in response to technological changes.

  Fluctuations in Postage and Paper Expenses. Postage and paper expenses, in the aggregate, equalled approximately 12% of the Company's net sales in fiscal 1995 and 11% of the Company's net sales in the first nine months of fiscal 1996. While the Company passes on to customers the costs of overnight and ground delivery of merchandise, it has not passed on, and has no future plans to pass on, the costs of catalog mailings and paper to its customers. Material increases in paper or catalog delivery costs could have a material adverse effect on the Company.

  Reliance on Information Systems. The Company's success depends, in part, on its ability to provide prompt, accurate and complete service to its customers on a competitive basis, and to purchase and promote products, manage inventory, ship products, manage sales and marketing and maintain efficient operations through its telephone and management information systems. The Company anticipates upgrading its management information systems in the fourth quarter of fiscal 1996 and plans to continue to update its management information systems in the future to support its growth. A significant disruption in its management information systems could adversely affect the Company's relations with its customers and vendors and its ability to manage its operations. While the Company has arranged for back-up computer and telephone systems, there can be no assurance that extended or repeated reliance on these back-up systems would not have a material adverse effect on the Company.

  Reliance on Third-Party Fulfillment and Parcel Services. All the Company's orders for merchandise are currently being handled by a single third-party fulfillment company at a single facility near Lancaster, Pennsylvania. In the future, the Company may consider managing its own fulfillment operations. Any disruption in fulfillment operations could have a material adverse effect on the Company and its reputation with customers. In addition, strikes or other service interruptions by the Company's shippers or parcel services could have a material adverse effect on the Company's ability to deliver merchandise on a timely basis. See "Business--Operations."

  The Company attempts to deliver its catalogs to its customers at timely seasonal intervals. The failure of the Company to deliver catalogs at appropriate times or postal delays or disruptions in the mailing of catalogs, could affect the demand for the Company's products and could have a material adverse effect on the Company. See "Business--Operations--Distribution and Fulfillment."

  International Business Risks. The Company recently began to distribute its catalog in Japan and intends to increase distribution there and to explore distribution opportunities in other international markets. Approximately 1% of the Company's net sales for the first nine months of fiscal 1996 were from sales to customers outside the United States, substantially all of whom were located in Japan. In addition, certain of the Company's vendors procure products from outside the United States, and the Company may in the future purchase merchandise for its dELiA*s-branded apparel directly from non-U.S. manufacturers. The Company's international business is subject to a number of risks generally associated with doing business abroad, including the opening and management of foreign offices and distribution centers, maintenance of uniform quality of merchandise, development of customer lists and marketing channels, disruptions or delays in shipping, fluctuations in the value of foreign currencies, exposure to potentially adverse tax consequences, imposition of import/export duties and quotas, and unexpected regulatory, economic and political changes in foreign markets. There can be no assurance these factors will not have a material adverse effect on the Company. Furthermore, expansion into new international markets may present competitive and merchandising challenges different from those the Company currently faces. There can be no assurance the Company will expand internationally or that any such expansion will result in profitable operations. See "Business--Growth Strategy."

  Dependence on Intellectual Property. The Company has taken steps to protect its intellectual property rights (including the dELiA*s name, the dELiA*s logo and the daisy (" LOGO ") symbol). There can be no assurance that the actions taken by the Company to establish and protect its trademarks and other proprietary rights will prevent imitation of its products and services or infringement of its intellectual property rights by others. In addition, there can be no assurance others will not resist or seek to block sales of the Company's products as violative of their trademark and proprietary rights. See "Business--Intellectual Property."

  List Development and Maintenance. The Company mails catalogs to names in its proprietary database (which are primarily derived from word-of-mouth inquiries and responses to the Company's advertising) and to potential customers whose names are obtained from purchased and rented lists. Approximately 40% of the names of persons to whom the Company mailed its most recent catalog were derived from purchased or rented lists, and the Company anticipates continuing its use of such lists. Names derived from purchased or rented lists may generate lower response rates than names derived from word-of-mouth requests. Accordingly, the Company anticipates that overall response rates would decline if it increased its use of purchased and rented lists relative to its use of names in its database. In addition, the Company's database primarily contains names of teen girls and young women. As these individuals age beyond their teens, they may no longer purchase products aimed at younger individuals. Accordingly, the Company must constantly update its mailing lists to identify new, prospective teen customers. Failure to do so could have a material adverse effect on the Company.

  Recently, there has been increasing public concern regarding the compilation, use and distribution of information about teens and children. Federal legislation has been introduced in the U.S. Congress that proposes restrictions on persons, principally list brokers, that sell, purchase or otherwise use for commercial purposes personal information about teens (under the age of 16) and children. The Company is not a list broker but it does mail catalogs to persons whose names were derived from purchased or rented lists. The Company may increase its use of purchased and rented lists or, in the future, decide to sell lists containing information about teens. Consequently,the proposed legislation, or other similar laws or regulations that may be enacted, could impair the Company's ability to collect customer names or profit from future plans to sell demographic information relating to the teen population. Furthermore, additional legislation or regulations could limit the Company's ability to continue to compile personal information on teens or to use that information in the course of its business, which could have a material adverse effect on the Company.

  Sales Tax Collection. At present, the Company does not collect sales or other similar taxes in respect of shipments of goods into most states. However, various states have sought to impose state sales tax collection obligations on out-of-state mail-order companies, such as the Company. A successful assertion by one or more states that the Company should have collected or be collecting sales taxes on the sale of products could have a material adverse effect on the Company.

  Control by Principal Stockholder. At the completion of this offering, Stephen I. Kahn, the Chairman, Chief Executive Officer and President of the Company, will beneficially own approximately 71.9% (approximately 69.2%, if the Underwriters' over-allotment option is exercised in full) of the outstanding shares of Common Stock, including 3,905,163 shares he will own directly and an additional 4,718,243 shares in the aggregate subject to a stockholders agreement among certain of the Company's existing stockholders (the

"Family Stockholders Agreement") and agreements with holders of restricted stock. Under the Family Stockholders Agreement, Mr. Kahn is entitled, among other things, to vote and restrict the transfer of all the shares subject to the Family Stockholders Agreement, and, under the agreements with holders of restricted stock, Mr. Kahn is entitled to vote such holders' shares. Therefore, Mr. Kahn can control the election of directors of the Company and the outcome of all issues submitted to a vote of stockholders of the Company. The foregoing, together with certain provisions in the Company's certificate of incorporation, may make it more difficult for a third party to acquire, and may discourage acquisition bids for, the Company and could limit the price that certain investors might be willing to pay for shares of Common Stock. In addition, stockholders may take any action by written consent in accordance with the General Corporation Law of the State of Delaware and the Company's bylaws, which may allow Mr. Kahn to direct corporate action without advance notice to other stockholders. See "Principal and Selling Stockholders" and "Description of Capital Stock."

  Anti-Takeover Provisions. Certain provisions of the Company's certificate of incorporation and bylaws may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company and could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. These provisions, among other things, (a) divide the board of directors into three classes, (b) require the affirmative vote of the holders of at least 66 2/3% of the shares to approve a sale, lease, transfer or exchange of all or substantially all the assets of the Company, (c) require the affirmative vote of the holders of at least 66 2/3% of the shares to remove a director or to fill a vacancy on the board of directors, (d) require the affirmative vote of the holders of at least 66 2/3% of the shares to amend or repeal certain provisions of the certificate of incorporation and (e) require the affirmative vote of the holders of at least 66 2/3% of the shares or two-thirds of the members of the board of directors to amend or repeal the bylaws of the Company. In addition, the rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future and that may be senior to the rights of the holders of Common Stock. Under certain conditions, section 203 of the General Corporation Law of the State of Delaware would prohibit the Company from engaging in a "business combination" with an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) for a period of three years. See "Description of Capital Stock."

  Absence of Dividends. Following the completion of this offering, the Company intends to retain any future earnings for use in its business and, therefore, does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

  Absence of Prior Public Market; Possible Volatility of Stock Price. There has been no public market for the Common Stock prior to this offering, and there can be no assurance an active public market for the Common Stock will develop or continue after this offering. The initial public offering price for the Common Stock will be determined by negotiations among the Company, the Selling Stockholders and the representatives of the Underwriters (the "Representatives"). See "Underwriting." There can be no assurance the market price of the Common Stock will not decline below the initial public offering price. The Company believes factors such as actions of competitors and quarterly variations in operating results, as well as changes in market conditions, analysts' estimates and the stock market may cause the market price of the Common Stock to fluctuate significantly. Further, the stock market has historically experienced volatility that sometimes has been unrelated to operating performance. In addition, future sales of Common Stock by the Company's existing stockholders following the completion of this offering and the expiration of the 180-day lock-up period referred to in "Shares Eligible for Future Sale" below could have an adverse effect on the market price of the Common Stock. See "--Shares Eligible for Future Sale" below, "Shares Eligible for Future Sale" and "Underwriting."

  Shares Eligible for Future Sale. Sales of substantial amounts of Common Stock in the public market following this offering (including shares issued upon the exercise of stock options) by current holders of the Company's Common Stock and stock options, or the perception that such sales might occur, could adversely affect the market price of the Common Stock and the Company's ability to raise additional equity capital. Upon the completion of this offering, 12,000,000 shares of Common Stock will be outstanding. The shares of

Common Stock sold in this offering will be freely tradeable by persons other than "affiliates" of the Company without restriction under the Securities Act of 1933, as amended (the "Securities Act"). All other outstanding shares are subject to lock-up commitments, pursuant to which such shares may not be sold or otherwise disposed of for a period of 180 days after the date of this Prospectus (the "Lock-Up Period") without the prior written consent of Hambrecht & Quist LLC. Such shares consist of an aggregate of 7,258,563 shares that are subject to lock-up agreements (the "Lock-Up Agreements") with Hambrecht & Quist LLC and an aggregate of 4,718,243 shares that are subject to restrictions on transfer contained in the Family Stockholders Agreement or the Restricted Stock Plan, which restrictions the Company has agreed with Hambrecht & Quist LLC not to waive during the Lock-Up Period (without the prior written consent of Hambrecht & Quist LLC). Hambrecht & Quist LLC may release all or any portion of the shares subject to the Lock-Up Agreements. After termination of the Lock-Up Period, all such shares will become eligible for sale in the public market only in compliance with the registration requirements of the Securities Act or pursuant to a valid exemption from registration. See "Management--Restricted Stock Plan," "Principal and Selling Stockholders" and "Shares Eligible for Future Sale."

  Dilution. Investors in this offering will incur an immediate dilution in net tangible book value per share of Common Stock of $9.26 (based on an initial public offering price of $11.00). See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company at an assumed initial public offering price of $11.00 per share are estimated to be $19,860,000 ($20,397,075, if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds for working capital and general corporate purposes. The Company also is evaluating a future investment in its fulfillment operations. In addition, the Company intends to use a portion of the net proceeds to repay the Investor Notes issued as part of the LLC Distribution (each as defined in "Dividend Policy"). Pending such uses, the net proceeds will be invested in investment-grade, interest-bearing securities. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

                                DIVIDEND POLICY

  To date, the Company has neither declared nor paid any cash dividends (other than the LLC Distribution). The Company currently intends to retain its earnings for future growth and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

  In connection with the Reorganization described below under "The Reorganization," prior to the completion of this offering, dELiA*s LLC will make a distribution (currently assumed to be $3.0 million) to certain of its members, a portion of which is intended to be used for the payment by such members of taxes attributable to them by virtue of their respective ownership interests in dELiA*s LLC. The distribution (the "LLC Distribution") will be paid in cash, to the extent of cash on hand at the date of distribution, less $100,000, and the balance (currently assumed to be $1.0 million) will be paid in the form of non-interest-bearing promissory notes issued by dELiA*s LLC to such members (the "Investor Notes"). The actual amount of the LLC Distribution will vary depending on the Company's results of operations prior to such distribution. The Company, which will assume the obligations of dELiA*s LLC under the Investor Notes as part of the Reorganization, will apply a portion of the net proceeds of this offering to repay the Investor Notes upon the completion of this offering. See "Use of Proceeds."

                              THE REORGANIZATION

  The Company is a successor to a business originally founded in September 1993. In 1995, the successor business began to operate as a New York limited liability company under the name "dELiA*s LLC." As a limited liability company, dELiA*s LLC was treated for income tax purposes as a partnership with taxes on the income generated by dELiA*s paid by its members. In October 1996, dELiA*s Inc. was incorporated in Delaware. Prior to the completion of this offering, dELiA*s LLC and dELiA*s Inc. will engage in a reorganization transaction (the "Reorganization"), pursuant to which dELiA*s LLC will contribute its assets to dELiA*s Inc. and dELiA*s Inc. will assume, and agree to pay, perform and discharge, all liabilities of dELiA*s LLC (except for income tax liabilities). In connection with the Reorganization, dELiA*s Inc. will issue 10,000,000 shares of Common Stock to dELiA*s LLC, of which 698,568 shares will be restricted under the Company's Restricted Stock Plan. See "Management--Restricted Stock Plan." The LLC Distribution and the distribution of the 10,000,000 shares of Common Stock of dELiA*s Inc. will be effected in accordance with the dELiA*s LLC operating agreement. As a result of the distribution of Common Stock, the members of dELiA*s LLC will become stockholders of the Company and, as soon as practicable after the completion of this offering, the separate existence of dELiA*s LLC will cease.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of October 31, 1996 (i) on an actual basis, reflecting the completion of the Reorganization without giving effect to the LLC Distribution and (ii) on an adjusted basis, to give effect to the portion of the LLC Distribution that depended on the Company's results of operations from inception through October 31, 1996, the sale of 2,000,000 shares of Common Stock offered by the Company at an assumed initial offering price of $11.00 per share and the application of the estimated net proceeds therefrom. See "Dividend Policy," "Reorganization" and "Use of Proceeds." This table should be read in conjunction with the Financial Statements and Notes thereto included in this Prospectus.

                                                             OCTOBER 31, 1996
                                                            -------------------
                                                            ACTUAL  AS ADJUSTED
                                                            ------  -----------
                                                              (IN THOUSANDS)
   Stockholders' Equity:
    Preferred Stock, par value $.01 per share;
     Authorized--1,000,000 shares;
     Shares issued and outstanding--none................... $  --     $   --
    Common Stock, par value $.01 per share;
     Authorized--50,000,000 shares
     Issued and outstanding--10,000,000 and 12,000,000
     shares, respectively (1)..............................    100        120
    Note receivable from stockholder (2)...................    (50)       (50)
    Deferred compensation (3)..............................   (169)      (169)
    Additional paid-in capital.............................  1,467     21,307
    Retained earnings (4)..................................  1,401        --
                                                            ------    -------
     Total stockholders' equity............................  2,749     21,208
                                                            ------    =======
      Total capitalization................................. $2,749    $21,208
                                                            ======    =======

---------------------

(1) Excludes 1,250,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan (under which options to purchase an aggregate of 80,000 shares of Common Stock will be outstanding immediately after the completion of this offering) and 250,000 shares of Common Stock reserved for issuance pursuant to an outstanding non-plan stock option the Company has granted to an executive. See "Management--1996 Stock Incentive Plan" and "Management--Stock Option Agreement."
(2) See Note 8 of Notes to Financial Statements.
(3) See Note 7 of Notes to Financial Statements.

(4) No adjustment has been made to give effect to the portion of the LLC Distribution that depends on the Company's results of operations from November 1, 1996 through the date of the distribution.

                                   DILUTION

  As of October 31, 1996, the Company's pro forma net tangible book value, after giving effect to the Reorganization and the portion of the LLC Distribution that depended on the Company's results of operations from inception through October 31, 1996, was $1,036,000, or approximately $0.10 per share of Common Stock based on 10,000,000 shares of Common Stock outstanding. Pro forma net tangible book value per share represents the amount of total stockholders' equity less intangible assets divided by the number of outstanding shares of Common Stock. The net proceeds to the Company from the sale of 2,000,000 shares in this offering at an assumed initial public offering price of $11.00 per share will increase the pro forma net tangible book value of the Company at October 31, 1996 to $20,896,000, or approximately $1.74 per share of Common Stock. This would result in an increase in the Company's pro forma net tangible book value of $19,860,000, or $1.64 per share of Common Stock, to existing stockholders and an immediate dilution in pro forma net tangible book value of $9.26 per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

   Assumed initial public offering price per share (1)............        $11.00
     Pro forma net tangible book value per share before offering..  $0.10
     Increase per share attributable to new investors.............   1.64
                                                                    -----
   Pro forma net tangible book value per share after offering.....          1.74
                                                                          ------
   Dilution per share to new investors............................        $ 9.26
                                                                          ======

  The following table sets forth, on a pro forma basis as of October 31, 1996 after giving effect to the Reorganization, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid to the Company by existing stockholders and to be paid by the investors in this offering (at an assumed initial public offering price of $11.00 per share and before deducting estimated offering expenses and underwriting discounts and commissions):

                           SHARES PURCHASED     TOTAL CONSIDERATION   AVERAGE PRICE
                         --------------------- ----------------------      PER
                         NUMBER (1) PERCENTAGE   AMOUNT    PERCENTAGE     SHARE
                         ---------- ---------- ----------- ---------- -------------
Existing
 stockholders (1)....... 10,000,000    83.3%   $ 1,567,000     6.6%      $ 0.16
New investors (1).......  2,000,000    16.7     22,000,000    93.4        11.00
                         ----------   -----    -----------   -----
  Total................. 12,000,000   100.0%   $23,567,000   100.0%
                         ==========   =====    ===========   =====

---------------------

(1) Sales by Selling Stockholders in this offering will reduce the number of shares held by existing stockholders to 9,650,000, or approximately 80.4% (9,350,000 shares, or approximately 77.5%, if the Underwriters' over-allotment option is exercised in full), of the number of shares of Common Stock outstanding after this offering. See "Principal and Selling Stockholders."

                            SELECTED FINANCIAL DATA

  The selected financial data set forth below have been derived from the financial statements of the Company set forth elsewhere in this Prospectus, which have been prepared in accordance with generally accepted accounting principles. This following selected data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes appearing elsewhere in this Prospectus, including the Company's financial statements as of July 31, 1996 and for the six-month period ended July 31, 1996 which have been audited by Deloitte & Touche LLP, independent auditors. The data at January 31, 1996 and January 31, 1995 and for each of the two fiscal years ended January 31, 1996 and January 31, 1995 and for the period from September 9, 1993 (inception) to January 31, 1994 are derived from the Company's financial statements which have been audited by Richard A. Eisner & Company, LLP, independent auditors, which financial statements are included elsewhere herein. The data at October 31, 1996 and for the nine-month periods ended October 31, 1995 and 1996 are derived from the Company's unaudited financial statements for such period, and, in the opinion of the Company's management, contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the results of operations for such interim periods. All financial data has been restated to give effect to the Reorganization. Results for the nine months ended October 31, 1996 are not necessarily indicative of the Company's results that may be achieved for the fiscal year ending January 31, 1997 or any future period.

                           SEPTEMBER 9,
                               1993                                           NINE MONTHS
                          (INCEPTION) TO FISCAL YEAR 1994 FISCAL YEAR 1995 ENDED OCTOBER 31,
                           JANUARY 31,        ENDED            ENDED       -------------------
                               1994      JANUARY 31, 1995 JANUARY 31, 1996   1995      1996
                          -------------- ---------------- ---------------- --------  ---------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS
 DATA:
  Net sales.............      $ --            $ 139            $5,652      $  2,844  $  15,482
  Cost of sales.........        --               89             3,078         1,453      7,421
                              -----           -----            ------      --------  ---------
  Gross profit..........        --               50             2,574         1,391      8,061
  Selling, general and
   administrative
   expenses.............         34             384             2,569         1,482      6,331
  Interest income, net..          1               2                25            18         24
                              -----           -----            ------      --------  ---------
  Income (loss) before
   provision for income
   taxes................        (33)           (332)               30           (73)     1,754
  Provision for income
   taxes................        --              --                  3           --          15
                              -----           =====            ------      --------  ---------
  Net income (loss).....      $ (33)          $(332)           $   27      $    (73) $   1,739
                              =====           =====            ======      ========  =========
  Pro forma net income
   (loss) (1)...........      $ (19)          $(202)           $   18      $    (44) $   1,035
                              =====           =====            ======      ========  =========
  Pro forma net income
   per share (2)........                                       $ 0.00                $    0.10
                                                               ======                =========
  Shares used in the
   calculation of
   pro forma net income
   per share (2)........                                       10,098                   10,098
                                                               ======                =========
SELECTED OPERATING DATA:
  Number of catalogs
   mailed...............        --               26             1,700         1,050      4,950(4)
  House names (3).......        --               17               290           196      1,080
                                         JANUARY 31, 1995 JANUARY 31, 1996  OCTOBER 31, 1996
                                         ---------------- ----------------  ----------------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash
   equivalents..........                      $ 704            $  675            $1,140
  Working capital.......                        826               720             1,946
  Total assets..........                        870             1,266             6,901
  Total stockholders'
   equity...............                        835               962             2,749

---------------------

(1) Computed on the basis described in Note 6 of Notes to Financial Statements and assuming the pro forma tax provisions described therein. Prior to this offering, the Company will effect the Reorganization, in which the Company will convert from a limited liability company to a C corporation. See "The Reorganization."
(2) See Note 2 of Notes to Financial Statements for an explanation of the determination of shares used in computing pro forma net income per share.

(3) House names represents the number of customers who have made at least one purchase or have requested a catalog from the Company in the preceding 24 months, determined at the end of the applicable fiscal period.

(4) Does not include 750,000 copies of the Company's winter 1996 catalog mailed in October 1996. The Company did not mail any copies of its winter 1995 catalog in the nine months ended October 31, 1995.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in the section entitled "Risk Factors" as well as those discussed elsewhere in this Prospectus.

OVERVIEW

  The Company was founded in 1993 and distributed its first catalog in 1994 through a network of on-campus college representatives. In early 1995, in an effort to broaden the reach of its catalogs, the Company changed its primary channel of distribution from college representatives to direct mail. This change has resulted in a substantial increase in the Company's sales. In order to support its direct marketing operations, the Company has made significant capital expenditures for telephone and management information systems and has hired and maintained an in-house workforce of teleservice representatives.

  The Company initially mailed catalogs to persons responding to advertisements and to names on rented lists. The Company has built a proprietary list of "house names" (customers who have made at least one purchase or have requested a catalog from the Company in the preceding 24 months), which contained over one million names as of October 31, 1996. A significant portion of the Company's catalogs are mailed to house names, supplemented by purchased and rented lists. The Company believes that the response rates generated from its house list are typically higher than can be realized from purchased or rented lists.

  The Company plans to increase catalog mailings from an anticipated 7 million in fiscal 1996 to approximately 18 million in fiscal 1997. The Company mailed four editions of its catalog in fiscal 1995, and anticipates mailing at least five editions in fiscal 1996 and seven editions in fiscal 1997. Response rates in fiscal 1996 have increased for each season's catalog compared to the corresponding seasonal catalog in fiscal 1995. The Company believes such increases are due, in part, to an increase in the proportion of house names used in the Company's catalog mailings and, in part, to more effective merchandising and catalog design. While the Company has achieved response rate increases on a year-to-year basis, the Company has from time to time (including fiscal 1996) experienced decreases in response rates from catalog to catalog within a fiscal year. Response rates are influenced by a number of factors including the timing of catalog mailings, market acceptance of the Company's merchandise, the mix and presentation of products and actions of competitors, and there can be no assurance that the Company will achieve response rate increases in the future. Average order size has also fluctuated seasonally. Generally, the average size of orders from the Company's fall and winter catalogs is larger than the average size of orders from its spring and summer catalogs.

  The Company is currently attempting to increase the flexibility of its catalog publishing schedule and reduce the lead time for inventory purchases to take better advantage of early indicators of customer purchasing patterns and reduce its exposure to the risk of inventory obsolescence. In the third quarter of fiscal 1996, the Company began mailing catalogs to selected portions of its house list that typically respond at higher rates. The Company mailed its first sale circular in August 1996 and its first targeted supplemental catalog in October 1996. In part to facilitate its targeted publishing strategy, the Company has developed an in-house art department to allow for shorter and more flexible publishing schedules. In addition, recently, at the Company's request, certain of the Company's vendors have agreed to purchase raw materials in advance and in excess of the Company's initial purchase orders. This allows the Company to place orders later in a season in response to early indicators of customer demand while reducing the Company's inventory risk. Although the Company sometimes shares the risk of these raw material orders with such vendors, these advance purchases limit its exposure to the greater risk of unsold finished goods. The Company believes these actions have helped to improve its overall profitability in fiscal 1996.

  The Company believes that as its revenue base grows and it further penetrates its target market, the Company may not be able to sustain the levels of growth in net sales and growth in operating income experienced in fiscal 1995 and the first nine months of fiscal 1996.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the percentage relationship of certain items from the Company's statement of operations to net sales. Any trends reflected by the following table may not be indicative of future results.

                                       PERCENTAGE OF NET SALES
                         -----------------------------------------------------
                                                              NINE MONTHS
                         FISCAL YEAR 1994 FISCAL YEAR 1995 ENDED OCTOBER 31,
                              ENDED            ENDED       -------------------
                         JANUARY 31, 1995 JANUARY 31, 1996   1995       1996
                         ---------------- ---------------- --------   --------
Net sales...............       100.0%          100.0%         100.0%     100.0%
Cost of sales...........        64.0%           54.5%          51.1%      47.9%
                              ------           -----       --------   --------
Gross profit............        36.0%           45.5%          48.9%      52.1%
Selling, general and
 administrative
 expenses...............       276.3%           45.4%          52.1%      41.0%
Interest income, net....         1.4%            0.4%           0.6%       0.2%
                              ------           -----       --------   --------
Income (loss) before
 provision for income
 taxes..................      (238.9%)           0.5%          (2.6%)     11.3%
Provision for income
 taxes..................         --              --             --         0.1%
                              ------           -----       --------   --------
Net income (loss).......      (238.9%)           0.5%          (2.6%)     11.2%
                              ======           =====       ========   ========
Pro forma net income
 (loss) (1).............      (145.3%)           0.3%           1.5%       6.7%
                              ======           =====       ========   ========

---------------------

(1) Computed on the basis described in Note 6 of Notes to Financial Statements and assuming the pro forma tax provisions described therein. Prior to this offering, the Company will effect the Reorganization, in which the Company will convert from a limited liability company to a C corporation. See "The Reorganization."

COMPARISON OF NINE MONTHS ENDED OCTOBER 31, 1995 AND 1996

  Net sales. Net sales increased approximately $12.7 million, from $2.8 million in the first nine months of fiscal 1995 to $15.5 million in the first nine months of fiscal 1996. The increase in net sales was primarily due to an increase in the number of catalogs mailed, as well as an increase in response rates and average order size. The Company increased the number of catalogs it mailed from over one million in the first nine months of fiscal 1995 to over
4.9 million in the first nine months of fiscal 1996. Sales per catalog from catalogs mailed in the first nine months of fiscal 1996 (excluding the late fall 1996 catalog) increased by 16% over sales per catalog from catalogs mailed in the first nine months of fiscal 1995. The increase in sales per catalog was primarily caused by the increase in response rates over the same period, and to a lesser extent by a slight increase in average order size. The slight increase in average order size resulted from a combination of factors, including increased prices on certain existing items, and the addition of certain more expensive items in the Company's catalogs.

  Gross margin. Gross margin increased from 48.9% in the first nine months of fiscal 1995 to 52.1% in the first nine months of fiscal 1996. The increase in gross margin was due to improved sourcing of merchandise, including larger volume discounts from suppliers, as well as changes in product mix and higher selling prices. To a lesser degree, gross margin increased as certain related fixed costs of merchandising were spread over increased sales. These improvements were partially offset by an increased reserve for returns consistent with the Company's recent growth and an increased inventory reserve for obsolescence based upon management's evaluation of merchandise inventories as of October 31, 1996 and anticipated inventory dispositions.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased approximately $4.8 million, from $1.5 million in the first nine months of fiscal 1995 to $6.3 million in the first nine months of fiscal 1996. Selling, general and administrative expenses decreased as a percentage of net sales from 52.1% in the first nine months of fiscal 1995 to 41.0% in the first nine months of fiscal 1996. The reduction in selling, general and administrative expenses as a percentage of net sales was due primarily to the leveraging of certain fixed costs over a larger revenue base. The reduction was partially offset by a charge of approximately $270,000 in the first nine months of fiscal 1996 related to the processing of names of catalog requesters through a third party service. The Company currently processes the majority of the names of its catalog requesters in-house and anticipates doing so in the future. In addition, the reduction was partially offset by the Company's higher expenditures on corporate salaries and additional information systems in anticipation of future sales growth.

COMPARISON OF FISCAL YEARS 1994 AND 1995

  Net sales. Net sales increased approximately $5.6 million, from $139,000 in fiscal 1994 to $5.7 million in fiscal 1995. The increase in net sales was due primarily to the change in the Company's primary channel of distribution from on-campus college representatives to direct mail and the corresponding increase in the number of catalogs distributed. The Company increased catalog mailings from approximately 25,500 catalogs in fiscal 1994 to approximately
1.7 million catalogs in fiscal 1995.

  Gross margin. Gross margin increased from 36.0% in fiscal 1994 to 45.5% in fiscal 1995. The increase in gross margin was due to the leveraging of certain fixed costs over a larger revenue base, improved sourcing of merchandise, including sourcing in larger quantities from a broader range of vendors, as well as a change in merchandise mix to higher margin apparel and accessories. The increase in gross margin in fiscal 1995 was partially offset by the Company's decision to liquidate excess inventory through charitable donations in the fourth quarter of fiscal 1995.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased approximately $2.2 million, from $384,000 in fiscal 1994 to $2.6 million in fiscal 1995. Selling, general and administrative expenses decreased as a percentage of net sales from 276.3% in fiscal 1994 to 45.4% in fiscal 1995. This reduction in selling, general and administrative expenses as a percentage of net sales was due primarily to the fact that revenues increased faster than expenses. The reduction in expenses as a percentage of net sales was partially offset by a higher corporate payroll and higher expenditures for management information systems and telephone systems related to the Company's infrastructure growth.

INCEPTION THROUGH JANUARY 31, 1994

  The Company was founded in September 1993 and distributed its first catalog in March 1994. Accordingly, the Company had no net sales and an operating loss of $33,000 in the interim period ended January 31, 1994.

SELECTED QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth certain unaudited statements of operations data for the seven quarters ended October 31, 1996, as well as such data expressed as a percentage of the Company's total net sales for the periods indicated. This data has been derived from unaudited financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of such information when read in conjunction with the Company's annual audited financial statements and notes thereto.

                                                   QUARTER ENDED
                         -------------------------------------------------------------------
                                     FISCAL 1995                        FISCAL 1996
                         ------------------------------------- -----------------------------
                         APR. 30,  JULY 31,  OCT. 31, JAN. 31, APR. 30, JULY 31, OCTOBER 31,
                           1995      1995      1995     1996     1996     1996      1996
                         --------  --------  -------- -------- -------- -------- -----------
                                                  (IN THOUSANDS)
Net sales...............  $ 557     $ 744     $1,543   $2,808   $3,709   $4,663    $7,110
Cost of sales...........    278       398        777    1,625    1,725    2,233     3,463
                          -----     -----     ------   ------   ------   ------    ------
Gross profit............    279       346        766    1,183    1,984    2,430     3,647
Selling, general and
 administrative
 expenses...............    337       471        674    1,087    1,489    2,149     2,693
Interest income, net....      7         6          5        7        9       11         4
                          -----     -----     ------   ------   ------   ------    ------
Income (loss) before
 provision for income
 taxes..................    (51)     (119)        97      103      504      292       958
Provision for income
 taxes..................    --        --         --         3        7        4         4
                          -----     -----     ------   ------   ------   ------    ------
Net income (loss).......  $ (51)    $(119)    $   97   $  100   $  497   $  288    $  954
                          =====     =====     ======   ======   ======   ======    ======
Pro forma net income
 (loss) (1).............  $ (30)    $ (70)    $   58   $   60   $  297   $  171    $  567
                          =====     =====     ======   ======   ======   ======    ======
                                           PERCENTAGE OF TOTAL NET SALES
                         -------------------------------------------------------------------
Net sales...............  100.0%    100.0%     100.0%   100.0%   100.0%   100.0%    100.0%
Cost of sales...........   49.9%     53.5%      50.4%    57.9%    46.5%    47.9%     48.7%
                          -----     -----     ------   ------   ------   ------    ------
Gross profit............   50.1%     46.5%      49.6%    42.1%    53.5%    52.1%     51.3%
Selling, general and
 administrative
 expenses...............   60.5%     63.3%      43.7%    38.7%    40.1%    46.0%     37.9%
Interest income, net....    1.3%      0.8%       0.3%     0.2%     0.2%     0.2%      0.1%
                          -----     -----     ------   ------   ------   ------    ------
Income (loss) before
 provision for income
 taxes..................   (9.1%)   (16.0%)      6.2%     3.6%    13.6%     6.3%     13.5%
Provision for income
 taxes..................    --        --         --       0.1%     0.2%     0.1%      0.1%
                          -----     -----     ------   ------   ------   ------    ------
Net income (loss).......   (9.1%)   (16.0%)      6.2%     3.5%    13.4%     6.2%     13.4%
                          =====     =====     ======   ======   ======   ======    ======
Pro forma net income
 (loss) (1).............   (5.4%)    (9.4%)      3.8%     2.1%     8.0%     3.7%      8.0%
                          =====     =====     ======   ======   ======   ======    ======

--------

(1) Computed on the basis described in Note 6 of Notes to Financial Statements and assuming the pro forma tax provisions described therein. Prior to this offering, the Company will effect the Reorganization, in which the Company will convert from a limited liability company to a C corporation. See "The Reorganization."

  The Company is subject to seasonal fluctuations in its merchandise sales and results of operations. The Company expects its net sales and results of operations generally to be lower in the first and second quarters than in the third and fourth quarters of each fiscal year (which include the back-to-school and holiday seasons). The Company's quarterly results may fluctuate as a result of numerous factors, including the timing, quantity and cost of catalog mailings, the timing of sale circulars and liquidations, the timing of merchandise deliveries, market acceptance of the Company's merchandise (including new merchandise categories or products introduced), the mix of products sold, the hiring and training of additional personnel, the timing of inventory writedowns, the incurrence of other operating costs and factors beyond the Company's control, such as general economic conditions and actions of competitors. Accordingly, the results of operations in any quarter will not necessarily be indicative of the results that may be achieved for a full fiscal year or any future quarter. See "Risk Factors--Seasonal and Quarterly Fluctuations."

LIQUIDITY AND CAPITAL RESOURCES

  Since its inception, the Company has met its operating and cash requirements through funds generated from operations and the private sales of equity securities. All of the Company's working capital needs have been satisfied by cash provided by operations since the third quarter of fiscal 1995. Cash provided by operations in the first nine months of fiscal 1996 was $831,000 while cash used in operations was $367,000 during the first nine months of fiscal 1995. This was primarily due to lower selling, general and administrative expenses as a percentage of net sales and higher gross margins. Cash provided by operations was $40,000 in fiscal 1995, as compared to cash used in operations of $422,000 in fiscal 1994.

  Cash used in investing in the first nine months of fiscal 1996 was $366,000 and $67,000 in the first nine months of fiscal 1995. Cash used in investing in fiscal 1995 was $169,000 and $7,000 in fiscal 1994. The Company expects to make capital expenditures of approximately $1.0 million to upgrade its management information systems in the fourth quarter of fiscal 1996 and the first quarter of fiscal 1997. The Company expects to make additional capital expenditures of $750,000 for additional technology upgrades in the last three quarters of fiscal 1997. The Company also anticipates capital expenditures of at least $250,000 in property, plant and equipment, including leasehold improvements and office equipment.

  Cash and cash equivalents increased by approximately $465,000 from January 31, 1996 to October 31, 1996 primarily due to increased cash provided by operations relative to cash used by operations and decreased by $29,000 from January 31, 1995 to January 31, 1996. During the fiscal year prior to this offering, the Company has operated as a limited liability company with taxes paid by its members. In anticipation of its conversion to a Delaware corporation, the Company, as part of the Reorganization, intends to make a cash distribution to certain members of the limited liability company. Following the Reorganization, the Company will not be a flow-through entity and will be liable for applicable income taxes. See "Dividend Policy" and "The Reorganization."

  The Company has a revolving line of credit for seasonal working capital, collateralized by all of the Company's assets other than inventory. The maximum amount available under the line of credit is $1.5 million. The interest rate on the line of credit is the lending bank's prime rate (8.25% at October 31, 1996) plus 2%. The Company has not drawn on this line.

  The Company believes that its cash on hand, together with cash generated by operations and the proceeds of this offering, will be sufficient to meet its capital and operating requirements through fiscal 1997. The Company's future capital requirements, however, depend on numerous factors, including, without limitation, the success of its marketing, sales and distribution efforts. There can be no assurance that additional funds, if required, will be available to the Company on favorable terms or at all.

INFLATION

  The Company does not believe that inflation has had a material adverse effect on net sales or results of operations. The Company has generally been able to pass on increased costs related to inflation through increases in its prices to customers.

RECENT ACCOUNTING PRONOUNCEMENTS

  In March 1995, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." SFAS

No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and is effective for fiscal years beginning after December 15, 1995. The adoption of SFAS No. 121 did not have an effect on the Company's financial position or results of operations.

  In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for the Company beginning February 1, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation expense to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply Accounting Principles Board Opinion No. 25 ("APB No. 25"), which recognizes compensation costs based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB No. 25 to its stock-based compensation awards to employees. The required disclosures of pro forma effects on net income and earnings per share did not apply during the nine-month period ended October 31, 1996 or prior years.

                                   BUSINESS

  dELiA*s is a direct marketer of casual apparel and related accessories to girls and young women, primarily between the ages of 10 and 24 (an age group known as "Generation Y"). The Company believes that it is one of a limited number of direct marketers distributing an apparel-based catalog exclusively for this market and that its selection and presentation of merchandise have contributed to a growing recognition of dELiA*s as a Generation Y fashion resource. The Company's broad assortment of merchandise includes recognized and emerging brands complemented by dELiA*s own branded products. Merchandise ranges from basics, such as jeans, shorts and t-shirts to more fashion-oriented apparel and accessories, such as woven and knit junior dresses, swimwear, sunglasses, watches, costume jewelry and cosmetics. The Company's distinctive catalogs, with their eye-catching layouts accented by creative, high-impact editorial, are designed to express a culture and attitude unique to dELiA*s. Each catalog carries a broad array of merchandise typically presented in coordinated outfits that can be purchased for under $100.

  dELiA*s mailed its first catalog in March 1994 and mailed approximately 1.7 million in fiscal 1995. The Company plans to increase catalog mailings from an anticipated 7 million in fiscal 1996 to approximately 18 million in fiscal 1997. As of October 31, 1996, the Company's proprietary database had grown to over one million house names, including approximately 200,000 customers who had made at least one purchase from the Company within the preceding 24 months. The Company's customers are located in all 50 states, as well as Japan, with sales to customers in any single state comprising not more than 12% of total sales in the first nine months of fiscal 1996.

THE GENERATION Y MARKET

  With the large "baby boom" generation maturing and having children, the younger segments of the U.S. population have been increasing in recent years. This increase follows a period of decline in the teen population, which the Company believes contributed to a less favorable market for teen-focused retailers. According to the U.S. Census Bureau, Generation Y (ages 10 to 24 years) currently numbers more than 55 million people and is expected to grow by 13% to more than 62 million by 2005. These children of the "baby boom" generation are larger in number and growing more rapidly as a group than the generation ahead of them.

        HISTORICAL AND PROJECTED U.S. POPULATION OF 10 TO 24 YEAR-OLDS




LOGO

  The teen population (ages 12 to 19) represents the core of Generation Y. The increase in the U.S. teen population has been accompanied by an increase in the amount of money teens spend. According to one independent consumer research firm, total teen spending in 1995 was $109 billion, an increase of 10% from 1994. Another independent research firm estimated that apparel accounted for 34% of teen spending in 1995 and was the largest single category of teen spending.

  The Company believes that the members of Generation Y are influenced by new media and information sources and that new consumer brands have emerged that have become the choice of Generation Y. Although a variety of retailers and catalogers offer teen merchandise, the Company believes that a limited number of national retailers or catalogers cater exclusively to the Generation Y market. The Company believes that in addition to creating a cultural environment that caters to teen purchasers, retailers and catalogers must be accessible to this population, many of whom are too young to drive, have working parents with limited time to take them shopping or do not have convenient access to teen-focused retailers. Based on these factors, the Company believes that Generation Y is a large and underserved market that represents a significant direct marketing opportunity.

GROWTH STRATEGY

  The Company's goal is to be the leading direct marketer of casual fashion apparel, related accessories and other products to Generation Y girls and young women and to build on its recognition as a fashion resource. Key elements of the Company's strategy to accomplish its goal include the following:

  Grow Core Catalog Business. dELiA*s believes that significant opportunities exist to penetrate further its target market through the increased use of catalogs. The Company's proprietary database consists of approximately one million house names, compared to a total estimated Generation Y female population of over 25 million. The Company intends to increase the number of catalogs mailed from an anticipated 7 million in fiscal 1996 to approximately 18 million in fiscal 1997, and to expand the number of editions of its catalogs. The Company believes it can use its proprietary database to develop targeted mailings to specific customer segments. It also may broaden the range of products offered in its catalogs (including additional dELiA*s-branded products). In addition, the Company recently began to distribute catalogs in Japan and plans to increase its distribution of catalogs in Japan in fiscal 1997. The Company is also exploring distribution opportunities in other international markets.

  Focus on Brand Name Merchandise. The Company believes teens are very brand-conscious, and wear branded apparel to project an image to their peers. The Company monitors leading young women's magazines (including Sassy, Seventeen and YM), television channels (such as MTV) and other trend-setting media to identify brands and styles that it believes are attracting the attention of the teen market. A typical dELiA*s catalog features merchandise from a diverse group of more than 50 vendors. Brands currently offered through dELiA*s catalogs include nationally recognized names, such as Dickie's, Kenneth Cole and Vans, as well as brands recognized within the teen market, including Free People (Urban Outfitters) and Roxy (Quiksilver). dELiA*s also strives to obtain merchandise from emerging designers, a strategy the Company believes differentiates dELiA*s from other retailers and helps to establish dELiA*s as a fashion resource for girls and young women. Emerging brands currently featured in dELiA*s catalogs include Dollhouse, Lip Service, Little Earth Products, Madhouse, Yak Pak and 26 Red Sugar.

  Develop and Leverage the dELiA*s Brand Identity. The Company believes the dELiA*s brand stands for fresh, progressive teen style and that the Company has become a fashion resource for Generation Y girls and young women. The dELiA*s brand identity is comprised of several components, including up-to-date merchandise offerings, dELiA*s-branded products, the promotion of emerging brands and dELiA*s distinctive catalog design. dELiA*s reaches out to its target audience through its colorful, high-impact catalogs, which are designed to resemble a youthful fashion digest and to enhance the dELiA*s brand identity. The Company believes that successfully establishing strong relationships with its target customers through its catalogs will enable dELiA*s to leverage its name and database to develop additional distribution channels and complementary product offerings in the future. These opportunities may include developing a non-traditional, youth-oriented magazine (or 'zine), developing other traditional or electronic publishing ventures and opening a retail store.

  Build Proprietary Customer Database. The Company believes the dELiA*s customer database, which includes demographic data as well as purchasing patterns and preferences, would be difficult for competitors to replicate and offers opportunities for cross-marketing, sales of new products and the development of additional distribution channels. The Company's proprietary database of over one million house names includes approximately 200,000 customers who have made at least one purchase in the preceding 24 months. During the first nine months of fiscal 1996, approximately 800,000 new names were added to the Company's database. The database has been developed primarily through referrals, word-of-mouth, returns of catalog request cards and targeted classified advertising in selected magazines, including Sassy, Seventeen and YM. The Company believes over 90% of the names in the database have been derived from these sources. The Company believes that its database yields response rates that exceed average response rates for the consumer catalog industry.

  Invest in Customer Service Infrastructure. During fiscal 1996, the Company has made significant investments in integrated, state-of-the-art telephone and management information systems. These systems allow teleservice representatives to provide real-time product availability and order status information to customers and to monitor sales patterns and inventory levels more closely. In addition, the Company has expanded its customer service operations, including an increase in the number of its teleservice representatives from approximately 50 on February 1, 1996 to approximately 240 on October 31, 1996. The Company focuses on hiring and training energetic, service-oriented teleservice representatives who can understand and relate to dELiA*s customers, with the goals of providing a convenient shopping experience, offering useful product information and promoting customer loyalty.

MERCHANDISING AND MARKETING

  dELiA*s offers a carefully edited assortment of recognized and emerging brands of teen apparel and accessories, complemented by dELiA*s-branded merchandise. The Company believes teens are very brand-conscious, particularly in their apparel choices, and rely on their favorite brands to help them project an image to their peers. The Company monitors leading young women's magazines (including Sassy, Seventeen and YM), television channels (such as MTV) and other trend-setting media to identify brands and styles that it believes are attracting the attention of the teen market. The Company's buyers regularly attend apparel shows and meet with vendors and, in some cases, the editorial staffs of young women's magazines, to stay abreast of popular brands, fashions and styles.

  The Company's catalogs feature a broad assortment of merchandise, ranging from basics, such as jeans, shorts and t-shirts to more fashion-oriented apparel and accessories, such as woven and knit junior dresses, swimwear, sunglasses, watches, costume jewelry and cosmetics to enable its customers to fulfill many of their fashion needs. The Company presents coordinated outfits in its catalogs that reflect dELiA*s style. Merchandise is presented in a manner designed to encourage customers to create their own outfits. The Company believes the presentation of coordinated outfits increases average order size and enhances sales.

  The following table sets forth the principal product categories offered by dELiA*s and the percentage of the Company's net sales (through October 31, 1996) from its 1996 catalogs represented by each category.

                                                         PERCENTAGE OF SALES
                                                          FROM 1996 CATALOGS
     PRODUCT CATEGORY                                 (THROUGH OCTOBER 31, 1996)
     ----------------                                 --------------------------
     Apparel.........................................            71.3%
     Footwear........................................            16.1%
     Accessories.....................................             7.2%
     Cosmetics.......................................             5.4%
                                                                -----
                                                                100.0%

  In the fall of 1995, the Company began to market products under the dELiA*s brand name. Currently dELiA*s-branded products consist primarily of cosmetics, t-shirts and footwear. Approximately 14% of the Company's net sales (through October 31, 1996) from its 1996 catalogs was attributable to dELiA*s-branded products.

  The Company seeks to develop strong relationships with numerous vendors and designers in order to maintain ongoing access to recognized and emerging brands. A typical dELiA*s catalog features merchandise from a diverse group of more than 50 vendors. The Company believes the strong customer acceptance of its catalog helps make the Company a preferred outlet for certain of its vendors, some of whom occasionally provide the Company with merchandise on an exclusive basis. Brands currently offered through dELiA*s catalogs include nationally recognized names, such as Dickie's, Kenneth Cole and Vans, as well as brands recognized within the teen market, including Free People (Urban Outfitters) and Roxy (Quiksilver). dELiA*s also strives to obtain merchandise from emerging designers, a strategy the Company believes differentiates dELiA*s from other retailers and helps to establish dELiA*s as a fashion resource for girls and young women. Emerging brands in the Company's catalog currently include Dollhouse, Lip Service, Little Earth Products, Madhouse, Yak Pak and 26 Red Sugar. Apparel produced by Urban Outfitters accounted for approximately 24% of net sales in each of the spring 1996 and summer 1996 catalogs. The Company believes that a limitation on its ability to obtain products from Urban Outfitters could have a material adverse effect on the Company. No other supplier's products accounted for more than 8% of net sales from the spring 1996 and summer 1996 catalogs. Six vendors accounted for approximately 50% of the net sales generated by the Company's spring 1996 catalog, and five vendors accounted for approximately 53% of the net sales generated by the Company's summer 1996 catalog.

  The Company believes its exposure to fashion risk is mitigated in part by relatively short lead times associated with the purchasing of its merchandise and by its ongoing monitoring of sales patterns. On average, approximately three-quarters of stock-keeping units ("SKUs") in the Company's spring and fall catalogs are carried over to the summer and winter catalogs, respectively; approximately one-sixth of SKUs in the summer and winter catalogs is carried over to the fall and spring catalogs, respectively. The Company believes its close working relationships with vendors also enhance its ability to identify fashion trends.

CATALOGS

  dELiA*s catalogs are designed to create a distinctive and entertaining shopping experience and to offer customers more than the typical apparel catalog by combining the feel and editorial flair of a teen-focused fashion magazine with the convenience of direct mail shopping. The catalogs are filled with colorful, eye-catching layouts and creative, high-impact phrases. The catalogs feature teen models whose expressions and poses convey the dELiA*s attitude. For example, on a typical page, coordinated outfits featuring plaids and stripes appear beside the editorial soundbite, "oPPositeS AtTract &
                                                    -------------------
AbsTrAcT & DeTrAcT & SuBtRaCt & inTeRaCt. oK." Similarly, the headline on a
---------------------------------------------
page featuring dELiA*s neon and metallic-colored makeup reads, "MakIn' uP Is
                                                                ------------
nOt hARd tO Do."
---------------
  dELiA*s catalogs are created and produced in-house by the Company's designers, with the assistance of free-lance photographers and production artists. These in-house capabilities allow the Company to control its catalog production schedule, decreasing the lead times necessary to produce catalogs and reducing the costs of preparing pages for printing. These capabilities also provide the Company with greater flexibility and creativity in catalog production and merchandise selection.

  In fiscal 1996, the Company intends to publish at least five seasonal catalogs (spring, summer, fall, late fall and winter). A typical catalog, which follows a magazine-type format, contains approximately 50 pages and 500 SKUs. The Company's four principal seasonal catalogs are mailed to persons listed in the Company's proprietary database, as well as to persons from rented lists. The Company mailed its late fall 1996 catalog and intends to mail future supplemental catalogs to prior purchasers and selected catalog requesters. In addition, the Company arranges for bulk distribution of its catalogs on college campuses. In August 1996, the Company mailed its first sale circular. This four-page circular featured over 200 SKUs. The Company may from time to time in the future mail additional sale circulars. The Company anticipates mailing seven catalog editions in fiscal 1997.

  In fiscal 1996, the Company anticipates distributing approximately 7 million catalogs in all 50 states. The Company intends to increase the number of catalogs mailed to approximately 18 million in fiscal 1997. The Company believes it can leverage its proprietary database to develop targeted mailings to specific customer segments, and intends to begin more frequent mailings of supplemental catalogs to repeat customers.

  The Company recently began to distribute catalogs in Japan and intends to increase its distribution of catalogs in Japan in fiscal 1997. These catalogs are mailed directly to Japanese customers and are also being distributed through an arrangement with a direct marketing division of Sony Corporation.

OPERATIONS

  The primary components of the Company's operations, as described below, include its proprietary database, teleservices and order entry, customer service and returns and distribution and fulfillment.

  Proprietary Database Development. The Company has developed its proprietary customer database primarily through referrals, word-of-mouth, returns of catalog request cards and targeted classified advertising in selected magazines, including Sassy, Seventeen and YM. The Company believes over 90% of the names in the database have been derived from these sources, which the Company believes generate higher response rates than purchased or rented lists. During the first nine months of fiscal 1996, approximately 800,000 new names were added to the Company's database. As of October 31, 1996, the Company's proprietary database had grown to over one million names, including approximately 200,000 customers who had made at least one purchase from the Company within the preceding 24 months. The Company's database contains a person's name, gender, residence, age, family status and historical transaction data (including, among other things, referral source, history of orders, payment method, average order size and product purchase information).

  Teleservices and Order Entry. The Company provides its customers with 24-hour, seven-day-a-week, toll-free telephone access. Approximately 70% of the Company's orders are received by phone and 30% by mail, facsimile and electronic mail. Teleservice representatives process orders directly into the Company's management information system, which provides customer order history and information, product specifications, available substitutes and accessories, expected ship date and order number. The teleservice representatives are provided with a sales script, are versed in product sizes, colors and features and are trained to cross-sell accessories and related products and provide information about promotional items. Teleservice representatives are trained to transfer calls to customer service personnel as appropriate.

  The Company believes its customers are particularly sensitive to the way merchants and salespeople communicate with them. The Company strives to hire energetic, service-oriented teleservice representatives who can understand and relate to customers. Teleservice representatives, many of whom are college students, participate in a training program, which includes a mentor system for working with more experienced personnel. After training, teleservice representatives are monitored to review performance and are re-trained periodically. As teleservice representatives gain experience, they may be trained and promoted in other areas, such as customer service.

  The Company currently has 120 in-house phone stations and recently installed a new state-of-the-art telephone system. The Company anticipates upgrading its management information systems in the fourth quarter of fiscal 1996 and plans to continue to update the system in the future to support its growth. The Company's approximately 240 (as of October 31, 1996) full- and part-time teleservice representatives have the capacity to handle approximately 2,000 calls per hour. The Company also uses an outside teleservices provider for overflow orders and orders placed between 3 a.m. and 7 a.m., Eastern Standard Time. The Company processes telephone orders in an average of two to four minutes, depending upon the nature of the order and whether the customer is a first-time or repeat customer.

  Customer Service and Returns. dELiA*s maintains a separate customer service department. Customer service inquiries are principally concerned with order and refund status. Customer service representatives are carefully screened, specially trained and often promoted from within based on level of product knowledge, service ability and order accuracy. The Company has a 45-day unconditional return policy for its products. For each of fiscal 1995 and the nine-month period ended October 31, 1996, customer returns were less than 17% of net sales, which the Company believes is below the catalog industry average. Return experience is closely monitored to identify trends in product offerings, product defects and quality issues.

  Distribution and Fulfillment. A majority of the Company's orders are shipped within 24 hours of credit approval. In cases in which the order is placed using another person's credit card and it exceeds a specified threshold, the order is shipped only after the Company has received oral confirmation from the cardholder. Customers generally receive orders within three to five business days after shipping. During the first nine months of fiscal 1996, approximately 90% of all shipments have been made through United Parcel Service or the United States Postal Service. A shipping and handling fee is charged on each customer order, based on the total price of the order. The Company's fulfillment systems automatically determine the most cost effective method of shipping each order.

  dELiA*s currently uses an unaffiliated, third-party fulfillment contractor to process and fulfill orders. The Company manages this process through two on-site employees. The third-party contractor uses an integrated picking, packing and shipping system via an on-line connection to the Company's in-house server. The system monitors the in-stock status of each item ordered, processes the order and generates warehouse selection tickets and packing slips for order fulfillment operations. dELiA*s, through this contractor, is currently making an average of 2,000 shipments a day (and the Company believes that the contractor has the capacity to ship up to 10,000 orders a day). During the first nine months of fiscal 1996, the Company shipped over 400,000 packages. The Company's agreement with the third-party contractor has a one-year term and expires on April 30, 1997. The Company may consider performing its own order processing and fulfillment operations in the future.

  Because the Company generally purchases its merchandise prior to the receipt of customer orders, inventory management is an increasingly important component of the Company's operations. From time to time, the Company purchases large quantities of merchandise to ensure availability or realize volume savings. When the Company believes it has excessive inventory, the Company often runs promotional sales of the excess items through programs targeted at phone-in customers. In addition, in August 1996, the Company mailed its first sale circular and may from time to time mail additional sale circulars in the future. The Company also has used third-party liquidators, tent sales and charitable donations to dispose of excess inventory and may consider other liquidation options, including outlet stores, in the future.

INTELLECTUAL PROPERTY

  The dELiA*s name and logo have been registered by the Company with the U.S. Patent and Trademark Office. Other applications for registration of the Company's trademarks, including the daisy (" LOGO ") symbol, are currently pending. The Company also uses the trademarks, trade names, logos and endorsements of its suppliers with their permission. The Company is not aware of any pending conflicts concerning its marks or its use of others' intellectual property rights.

COMPETITION

  The teen apparel and accessories industries are highly competitive, and the Company expects competition in these markets to increase. The Company competes for teen and young adult customers with traditional department store retailers, alternative and vintage clothing stores located primarily in metropolitan areas and mall-based teen-focused retailers, such as Gadzooks, Hot Topic, Pacific Sunwear of California, Urban Outfitters and The Wet Seal. To a lesser degree, the Company competes with other direct marketers, such as Tweeds and J. Crew. Many of the Company's competitors are larger and have substantially greater financial, distribution and marketing resources than the Company. The Company believes the principal competitive factors in its business are merchandise selection, customer service, brand image and price.

  There are few barriers to entry in the teen apparel and accessories market and the Company expects other catalogers, as well as additional store-based retailers and apparel manufacturers, to enter this market. The Company also could face competition from manufacturers of apparel and accessories (including the Company's current vendors), who could market their products directly to retail customers or make their products more readily available in retail stores or through catalogs. In addition, competitors could enter into exclusive distribution arrangements with the Company's vendors and deny the Company access to their products.

  The Company expects that the direct marketing industry will be affected by technological changes in distribution and marketing methods, such as on-line catalogs, retail kiosks and Internet shopping. The Company believes its success will depend, in part, on its ability to adapt to new technologies and to respond to competitors' actions in these areas. See "Risk Factors-- Competition."

EMPLOYEES

  As of October 31, 1996, the Company had approximately 280 employees, of which six held executive and administrative positions, six were employed in finance and development, 15 were employed in supervisory sales and customer service, 12 were employed in product acquisition and planning, 240 were employed in teleservice operations and two were employed in catalog production. None of the Company's employees is represented by a collective bargaining unit. The Company considers its relations with its employees to be good.

PROPERTIES

  The Company leases its New York offices at 435 Hudson Street, New York, New York, which occupy approximately 14,000 square feet. The lease expires in 2003. The Company believes its facilities are well-maintained and in good operating condition. The Company expects to expand its New York offices to accommodate anticipated growth. The Company's third-party fulfillment contractor provides warehouse space near Lancaster, Pennsylvania to the Company for inventory storage.

LEGAL PROCEEDINGS

  The Company is not involved in any legal proceedings that management believes would have a material adverse effect on the Company's financial position or results of operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  Executive officers and directors of the Company and their ages as of November 20, 1996 are as follows:

   NAME                            AGE POSITION
   ----                            --- --------
   Stephen I. Kahn................  31 Chairman of the Board, Chief Executive
                                        Officer, President and Director
   Christopher C. Edgar...........  31 Executive Vice President, Chief Operating
                                        Officer and Director
   Evan Guillemin.................  31 Chief Financial Officer, Treasurer and
                                        Secretary
   S. Roger Horchow...............  68 Director
   Sidney S. Kahn.................  59 Director
   Geraldine Karetsky.............  55 Director
   Joseph J. Pinto................  63 Director

  Stephen I. Kahn has served as President and Chief Executive Officer of dELiA*s and as a member of the board of managers of dELiA*s LLC since co-founding the Company in 1993 and has served as Chairman of the board of directors since October 1996. Prior to that, he worked at PaineWebber Group, Inc., first as a management associate (from 1988 to 1989) and then as an associate in the merchant banking group (from 1989 to 1993). In the merchant banking group, he was involved in the acquisition, marketing and restructuring of the firm's portfolio investments, including apparel and retailing properties. He also served as a director of Hawthorne Broadcasting Corp., a PaineWebber portfolio company engaged in the ownership and operation of radio stations. Mr. Kahn holds a B.A. from Yale College, an M.A. from Oxford University and an M.B.A. from Columbia Business School.

  Christopher C. Edgar has served as Executive Vice President of dELiA*s and as a member of the board of managers of dELiA*s LLC since co-founding the Company in 1993, presently serves as dELiA*s Chief Operating Officer and joined the board of directors of the Company in October 1996. Mr. Edgar oversees catalog publishing, marketing, merchandising and inventory management. From 1992 to 1993, Mr. Edgar was a Nicholson Fellow and student in the doctoral program in comparative literature at Columbia University. From 1989 to 1992, he worked as an analyst for SNL Securities, a financial industry information service, and as a journalist for the Charlottesville Observer.
Mr. Edgar received a B.A. from Yale College and an M.A. from Columbia
University.

  Evan Guillemin has served as Chief Financial Officer of dELiA*s since July 1996. Prior to joining the Company, he served briefly as an associate with, and later a director of acquisitions for, K-III Communications Corporation, a media investment company. From 1992 to 1994, he was executive vice president of The New York Observer Co., with responsibility for the sales, marketing and finance for that company's regional newspaper group. Prior to that, he helped start SDC Publishing Co., a financial publishing unit of Thomson Corporation, where he served as an editor and managed new product development and acquisitions from 1989 to 1992. Mr. Guillemin received a B.A. from Yale College and an M.B.A. from Harvard Business School.

  S. Roger Horchow joined the board of directors of the Company in October 1996. He was the founder and chairman of the Horchow Collection, a direct marketer of specialty home and fashion products, from 1971 until 1990. Mr. Horchow was vice president of mail order for Neiman Marcus Group, Inc. from 1969 to 1971. Mr. Horchow has been a director of Fieldcrest Cannon, Inc., a manufacturer of home-furnishing textile products, since 1994. He is also a director of Public Radio International, White House Endowment Fund, Smithsonian Institution and serves on the Board of Governors of the Yale University Art Gallery. He has been chairman of R. Horchow Productions, Inc., a theatrical production company, since 1990. Mr. Horchow received a B.A. from Yale College.

  Sidney S. Kahn has served as a member of the board of managers of dELiA*s LLC since its founding and joined the Company's board of directors in October 1996. He has been a private investor specializing in venture capital investments since 1987. From 1977 to 1987 he was a senior officer of E.F. Hutton & Co., Inc., a wholly-owned subsidiary of the E.F. Hutton Group, Inc., and from 1966 to 1977 he was a managing director and partner of Lehman Brothers. He has been a director of Orion Network Systems, Inc., an operator of satellite-based communications systems services, since 1990 and a number of privately held corporations, including Telogy Networks, Inc., a communications software developer. He received a B.A. from Yale College and is a member of the Board of Governors of the Yale University Art Gallery.

  Geraldine Karetsky has served as a member of the board of managers of dELiA*s LLC since 1994 and joined the Company's board of directors in October 1996. She is a private investor and venture capitalist. She received a B.A. from Smith College.

  Joseph J. Pinto joined the board of directors of the Company in November 1996. He is a private investor. Since 1981, Mr. Pinto has been a director and officer of Sefinco Ltd. (and a predecessor), the U.S.-based private investment affiliate of Entrecanales Y Tavora SA, a Spanish conglomerate with interests in construction and merchant banking. Sefinco's investments have included Loehmann's, Inc., a specialty retailer of women's fashion apparel, on whose board Mr. Pinto served from 1988 to 1992. From 1973 to 1981, Mr. Pinto was chairman of the finance committee of Sea Containers Ltd., a container lessor of which Mr. Pinto was a founder and a director from 1967 to 1987. From 1961 to 1973, he was engaged in merchant banking in France and Spain with Pinto & Co., a family-owned investment firm. Mr. Pinto received a B.A. from Yale College.

  Sidney S. Kahn is Stephen I. Kahn's father. Ms. Karetsky is Stephen I. Kahn's aunt and Sidney S. Kahn's sister. There are no other family relationships among the directors and executive officers of the Company.

KEY EMPLOYEES

  Charlene Benson has been Creative Director of dELiA*s since the fall of 1994. Prior to joining the Company, she was art director of Mademoiselle. She has received awards from the Society of Publications for her work in US magazine, GQ and The Sunday New York Times.

  Karen Christensen has been a Senior Vice President and Controller of the Company since January 1995. Prior to joining the Company, Ms. Christensen practiced law for two years.

  Ilka Eberly has been Buying Manager of dELiA*s since July 1996. Prior to joining the Company, Ms. Eberly was a divisional merchandise manager of Urban Outfitters, where she worked from 1990 to 1996.

  Lisa Higgins joined dELiA*s in 1994 as one of the original buyers and is currently Senior Vice President of Merchandising of the Company. Prior to joining the Company, Ms. Higgins worked in the retailing division of Esprit from 1990 until 1992.

  Robert Karetsky has been a Senior Vice President of dELIA*s since October 1994. Prior to joining the Company, he worked in a variety of capacities in education. Mr. Karetsky is the son of Geraldine Karetsky, a nephew of Sidney
S. Kahn and a cousin of Stephen I. Kahn.

  Mary Obert has been Merchandise Production Manager of dELiA*s since August 1996. Prior to joining the Company, she was a production designer at Planet Claire from 1995 to 1996 and a production manager and assistant designer at Living Doll from 1992 to 1995. Prior to 1992, Ms. Obert was an assistant designer at Urban Outfitters and Betsey Johnson.

  Julie Scott has been Vice President of International Marketing of dELiA*s since September 1996. Prior to joining the Company, she worked in client acquisitions at Abacus Direct Corp., a database marketing company, as well as in licensing and sales in Japan at a variety of companies including Marvel Comics, Calvin Klein, Hermes and Dentsu.

  Kent Trowbridge has been Senior Vice President and Director of Operations of dELiA*s since February 1995. Prior to joining the Company, Mr. Trowbridge was a research analyst and money manager at Sherwood Securities from 1994 to 1995.

  Seth Walter has served as Vice President of Inventory Management of dELiA*s since November 1995. Prior to joining the Company, Mr. Walter was an inventory manager at Williams-Sonoma, where he worked from 1990 to 1995.

BOARD COMMITTEES

  Audit Committee. Upon the completion of this offering, the board of directors will establish an audit committee, a majority of whose members will be directors who are neither members of the Company's management nor members of the Kahn family. The audit committee will make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls.

  Compensation Committee. Upon the completion of this offering, the board of directors will establish a compensation committee. The compensation committee will approve the salaries and other benefits of the executive officers of the Company and administer certain compensation plans of the Company. In addition, the compensation committee will consult with the Company's management regarding pension and other benefit plans and compensation policies and practices of the Company.

BOARD ELECTIONS

  The Company's board of directors is divided into three classes. Directors of each class are elected at the annual meeting of stockholders held in the year in which the term for the class expires and will serve thereafter for three years. See "Description of Capital Stock--Anti-Takeover Effect of Provisions of the Certificate of Incorporation and Bylaws." The terms of each of the current directors of the Company are as follows: term expiring in 1997--S. Roger Horchow; term expiring in 1998--Sidney S. Kahn and Geraldine Karetsky; and term expiring in 1999--Christopher C. Edgar and Stephen I. Kahn.

DIRECTOR COMPENSATION

  The Company intends to pay its directors who are not employees of the Company $1,500 for each directors' meeting and each committee meeting attended (plus reimbursement for out-of-pocket expenses). Under the Company's 1996 Stock Incentive Plan (the "Incentive Plan"), each non-employee director who is not a member of the Kahn family will be granted, effective at the completion of this offering, an option to purchase 40,000 shares of Common Stock at an exercise price per share equal to the initial public offering price. All options granted to non-employee directors will become exercisable at the rate of 20% on each of the first five anniversaries of the date of grant, assuming the non-employee director is a director on those dates, and all such options generally will cease to be exercisable ten years from the date of grant. Upon a Change of Control (as defined in the Incentive Plan) and, in the case of directors elected prior to November 15, 1996 who are neither members of the Company's management nor members of the Kahn family, upon a termination of directorship other than for cause or as a result of a refusal to stand for re-election, all options (which have not yet expired) will automatically become exercisable. Directors who are employees of the Company will not be compensated for services as directors. See "Management--1996 Stock Incentive Plan."

EXECUTIVE COMPENSATION

  Stephen I. Kahn, the Company's Chairman of the Board, President and Chief Executive Officer received $20,000 in salary in fiscal 1995. He did not receive any other compensation from the Company in fiscal 1995, and did not receive any compensation in fiscal 1994 or the period from September 9, 1993 (inception) to January 31, 1994. The aggregate dollar value of all perquisites and other personal benefits, securities or property awarded to, earned by or paid to Mr. Kahn did not exceed the lesser of $50,000 or 10% of his total annual salary during any fiscal year. No officer of the Company received $100,000 or more in salary and bonus in fiscal 1995. In fiscal 1996, the annual salary rate of the Company's executive officers has been as follows:
Mr. Kahn $35,000, Mr. Edgar $50,000 and Mr. Guillemin $50,000. No bonuses have been paid in fiscal 1996.

EMPLOYMENT AGREEMENTS

  Prior to the completion of this offering, Messrs. Kahn and Edgar (the "Executives") will enter into three-year agreements with the Company providing for the continuation of their employment as Chairman of the Board and President and as Chief Operating Officer and Executive Vice President, respectively, at minimum salaries of $100,000 a year for each Executive, subject to annual upward adjustment in proportion to the increase in the consumer price index plus such increases in salary and such bonuses as the board of directors may from time to time approve. If an Executive dies, or, as a result of disability, is unable to perform substantially all his duties for a period of nine consecutive months, the Company may terminate his employment (not earlier than 30 days and not later than 90 days after the expiration of the nine-month period), in which event the Executive (or his heirs or estate) will be entitled to his salary for the remainder of the term of the agreement. Evan Guillemin will enter into an employment agreement with the Company providing for the continuation of his employment as Chief Financial Officer, at a salary of $100,000 a year, on substantially the same terms and conditions as Messrs. Kahn and Edgar, except that the term of Mr. Guillemin's agreement will expire on July 31, 2001.

RESTRICTED STOCK PLAN

  Under the Company's Restricted Stock Plan, the Company has outstanding restricted stock awards to 12 employees covering an aggregate of 698,568 shares of Common Stock. Each such employee will be entitled to retain his shares, without consideration, if he continues to be employed after the 30th month following the date of grant; if such employment terminates earlier for any reason, the employee will forfeit all his rights to the restricted stock. Until the employee is entitled to retain his shares, Stephen I. Kahn is entitled to vote all such shares and the employee has no rights as a stockholder in respect of those shares. The Company will not make any additional awards under the Restricted Stock Plan.

STOCK OPTION AGREEMENT

  Mr. Guillemin and the Company have entered into a stock option agreement, pursuant to which the Company has granted Mr. Guillemin an option to purchase up to an aggregate of 250,000 shares of Common Stock at the price per share to the public in this offering (the "Exercise Price"). The option becomes exercisable as to 50,000 shares on each of July 21, 1997, 1998, 1999, 2000 and 2001. If Mr. Guillemin's employment terminates before July 21, 2001 as a result of his death or disability, or if the Company terminates his employment other than for cause or if the Company effects a Constructive Discharge (as defined in Mr. Guillemin's employment agreement) of Mr. Guillemin, the option will become exercisable as to all 250,000 shares; if Mr. Guillemin's employment terminates other than as set forth above, the portion of the option that is not exercisable at the date of termination will not thereafter become exercisable. During the 30-day period beginning on the fourth anniversary of the termination of Mr. Guillemin's employment for any reason, the Company may purchase all the shares previously purchased by Mr. Guillemin pursuant to the option and terminate all further rights under the option in exchange for an amount equal to (i) the product of (A) the Average Price of a Share (as defined in the stock option agreement) and (B) the sum of (1) the number of shares being purchased plus (2) the number of shares subject to the option being terminated, reduced by (ii) the product of the Exercise Price and the number of shares subject to the option being terminated. Upon a merger, consolidation or sale of substantially all the assets of the Company, the option will become immediately exercisable as to 50% of the shares as to which the option has not yet become exercisable, with the balance of the option not then exercisable becoming exercisable in equal amounts on each July 21 thereafter through July 21, 2001. Finally, if Mr. Guillemin's employment terminates before July 22, 1997, Stephen I. Kahn will have the option to purchase from Mr. Guillemin 100,000 shares of Common Stock for $50,000.

1996 STOCK INCENTIVE PLAN

  A maximum of 1,250,000 shares of Common Stock may be issued or used for reference purposes pursuant to the Incentive Plan. No awards will have been made under the Incentive Plan prior to this offering. At the time of this offering, an option to purchase 40,000 shares of Common Stock at an exercise price equal to the initial public offering price will be granted to each non-employee director of the Company who is not a member of the Kahn family. See "--Director Compensation." The maximum number of shares of Common Stock subject to each of stock options or stock appreciation rights that may be granted to any individual under the Incentive Plan is 100,000 for each fiscal year of the Company during the term of the Incentive Plan. If a stock appreciation right is granted in tandem with a stock option, it shall apply against the individual limits for both stock options and stock appreciation rights, but only once against the maximum number of shares available under the Incentive Plan.

  The Incentive Plan provides for the following types of awards to eligible employees: (i) stock options, including incentive stock options and non-qualified stock options; (ii) stock appreciation rights, in tandem with stock options or freestanding; and (iii) restricted stock. In addition, the Incentive Plan provides for the non-discretionary award of stock options to non-employee directors of the Company. Awards may be granted singly, in combination or in tandem, as determined by a committee of the board of directors.

  Under the Incentive Plan, the committee may grant awards in the form of incentive stock options or non-qualified stock options. The committee will determine the number of shares subject to the option, the term of the option (which may not exceed ten years, or, in the case of an incentive stock option granted to a ten percent stockholder of the Company, five years), the exercise price per share of stock subject to the option, the vesting schedule (if any) and the other material terms of the option. Generally, no option may have an exercise price less than the fair market value of the Common Stock at the time of grant (or, in the case of an incentive stock option granted to a ten percent stockholder of the Company, 110% of fair market value).

  The option price upon exercise may, to the extent determined by the committee at or after the time of grant, be paid in cash, in shares of Common Stock, in shares of restricted stock valued at fair market value on the payment date as determined by the committee (without regard to any forfeiture restrictions applicable to restricted stock), by a reduction in the number of shares of Common Stock issuable upon exercise of the option or by such other method as is approved by the committee. If an option is exercised by delivery of shares of restricted stock, the shares of Common Stock acquired pursuant to the exercise of the option will generally be subject to the same restrictions as were applicable to such restricted stock. All options may be made exercisable in installments, and the exercisability of options may be accelerated by the committee. The committee may at any time offer to buy an option previously granted on such terms and conditions as the committee shall establish. The committee may in its discretion reprice options or substitute options with lower exercise prices in exchange for outstanding options that are not incentive stock options, provided that the exercise price of substitute options or repriced options may not be less than the fair market value at the time of such repricing or substitution. Options may also, at the discretion of the committee, provide for "reloads," whereby a new option is granted for the same number of shares as the number of shares of Common Stock or restricted stock used to pay the option price upon exercise.

  The Incentive Plan also authorizes the committee to award shares of restricted stock. Upon the award of restricted stock, the recipient has all rights of a stockholder with respect to the shares, including the right to receive dividends currently, unless otherwise specified by the committee at the time of grant. Unless otherwise determined by the committee at grant, payment of dividends, if any, will be deferred until the date the relevant share of restricted stock vests.

  Recipients of restricted stock are required to enter into a restricted stock award agreement with the Company which states the restrictions to which the shares are subject and the date or dates or criteria on which such restrictions will lapse. Within the limits of the Incentive Plan, the committee may provide for the lapse of such restrictions in installments in whole or in part or may accelerate or waive such restrictions at any time.

  The Incentive Plan also authorizes the committee to grant stock appreciation rights ("SARs") either with a stock option ("Tandem SARS") or independent of a stock option ("Non-Tandem SARs"). A SAR is a right to receive a payment either in cash or Common Stock as the committee may determine, equal in value to the excess of the fair market value of a share of Common Stock on the date of exercise over the reference price per share of Common Stock established in connection with the grant of the SAR. The reference price per share covered by an SAR will be the per share exercise price of the related option in the case of a Tandem SAR and will be not less than the per share fair market value of the Common Stock on the date of grant (or any other date chosen by the committee) in the case of a Non-Tandem SAR subject to any exception that applies to stock options.

  A Tandem SAR may be granted at the time of the grant of the related stock option or, if the related stock option is a non-qualified stock option, at any time thereafter during the term of the stock option. A

Tandem SAR generally may be exercised only at the times and to the extent the related stock option is exercisable. A Tandem SAR is exercised by surrendering the same portion of the related option. A Tandem SAR expires upon the termination of the related stock option.

  A Non-Tandem SAR will be exercisable as provided by the committee and will have such other terms and conditions as the committee may determine. A Non-Tandem SAR may have a term no longer than ten years from its date of grant. A Non-Tandem SAR is subject to acceleration of vesting or immediate termination upon termination of employment in certain circumstances.

  The committee also is authorized to grant "limited SARS," either as Tandem SARs or Non-Tandem SARS. Limited SARs would become exercisable only upon the occurrence of a Change of Control (as defined in the Incentive Plan) or such other event as the committee may designate at the time of grant or thereafter.

  Unless determined otherwise by the committee at the time of grant, upon a Change of Control, all vesting and forfeiture conditions, restrictions and limitations in effect with respect to any outstanding award will immediately lapse and any unvested awards will automatically become 100% vested. However, unless otherwise determined by the committee at the time of grant, no acceleration of exercisability will occur with regard to certain options the committee reasonably determines in good faith prior to a Change of Control will be honored or assumed or new rights substituted therefor by a successor immediately following the Change of Control.

  The Incentive Plan provides for nondiscretionary awards of options to purchase Common Stock to each non-employee director. See "--Director Compensation."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Compensation policies and decisions, including those relating to salary, bonuses and benefits of executive officers, have been set or made by the board of directors since the formation of the Company. Upon completion of this offering, the board of directors will create a compensation committee, which will recommend to the board the compensation to be paid to the Company's executive officers. See "--Board Committees" above.

                             CERTAIN TRANSACTIONS

  From March 8, 1995 until immediately prior to the Reorganization, the Company has been a limited liability company, the members of which, rather than the Company itself, have been responsible for payment of taxes on the Company's income. Upon the Reorganization, the Company is becoming a C corporation, which will be responsible for the payment of taxes. The Company has made non-interest-bearing loans to Stephen I. Kahn and Christopher C. Edgar, each of whom is a director and officer of the Company, in amounts estimated to equal the taxes on the portion of the income of the Company that was attributed to them by virtue of their respective ownership interests in the Company during its existence as a limited liability company. Those loans, each of which was for an amount less than $60,000, will be repaid by Mr. Kahn and Mr. Edgar upon the completion of this offering. In addition, the Company has made a non-interest-bearing loan in the amount of $50,000 to Evan Guillemin to finance Mr. Guillemin's acquisition of an equity interest in the Company.

  In connection with the Reorganization, certain existing members of dELiA*s LLC will receive a portion of the LLC Distribution, which may include certain cash distributions and/or the receipt of an Investor Note. See "The Reorganization."

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information, with respect to the Company's Common Stock beneficially owned by (i) each person known by the Company to be the beneficial owner of more than 5% of the shares of Common Stock, (ii) each director individually, (iii) each executive officer individually and (iv) all executive officers and directors as a group.

                          SHARES BENEFICIALLY                 SHARES BENEFICIALLY
                              OWNED PRIOR                         OWNED AFTER
                          TO THE OFFERING (1)                  THE OFFERING (1)
                          -----------------------   SHARES    -----------------------
NAME AND ADDRESS            NUMBER     PERCENT    OFFERED (2)   NUMBER     PERCENT
----------------          ------------ ---------- ----------- ------------ ----------
5% STOCKHOLDERS
---------------
Stephen I. Kahn (3).....     8,898,406     89.0%    200,000      8,623,406     71.9%
 435 Hudson Street
 New York, New York
 10014
Geraldine Karetsky (4)..     1,423,955     14.2      15,000      1,408,955     11.7
 1660 Silverking Drive
 Aspen, Colorado 81611
Sidney S. Kahn (4)......     1,192,118     11.9      40,000      1,152,118      9.6
 14 East 60th Street
 New York, New York
 10022
Christopher C. Edgar           768,915      7.7      75,000        693,915      5.8
 (5)....................
 435 Hudson Street
 New York, New York
 10014
Robert Karetsky.........       663,157      6.6      20,000        643,157      5.4
 435 Hudson Street
 New York, New York
 10014
OTHER EXECUTIVE OFFICERS
 AND DIRECTORS
------------------------
Evan Guillemin (6)......       102,682      1.0         --         102,682      0.9
 435 Hudson Street
 New York, New York
 10014
S. Roger Horchow (7)....       *           *            --         *           *
 5722 Chatham Hill Road
 Dallas, Texas 75225
Joseph J. Pinto (7).....       *           *            --         *           *
 767 Fifth Avenue
 New York, New York
 10153
Directors and executive
 officers as a group
 (7 individuals)........     9,770,003     97.7     350,000      9,420,003     78.5

--------
*  Less than 1%.
(1) Based on the estimated amount of the LLC Distribution and the related stock distribution that will be made by dELiA*s LLC prior to this offering, which amount will be determined prior to the date of this Prospectus. See "Dividend Policy" and "The Reorganization."

(2) In the event that the Underwriters exercise the over-allotment option, up to an additional 352,500 shares of Common Stock may be sold as follows: the Company, 52,500 shares; Stephen I. Kahn, 175,000 shares; Sidney S. Kahn, 50,000 shares; Geraldine Karetsky, 25,000 shares; Christopher C. Edgar, 25,000 shares; and Robert Karetsky, 25,000 shares.

(3) Includes 4,105,163 shares of Common Stock (3,905,163 shares after this offering) directly owned by Mr. Kahn and 4,793,243 shares (4,718,243 after this offering) that Mr. Kahn has the sole power to vote pursuant to the Family Stockholders Agreement and agreements with certain employee holders of restricted stock, of which Mr. Kahn also has the shared power to restrict the disposition of 1,626,076 of those shares (1,571,076 after this offering). See "-- Family Stockholders Agreement" and "Management-- Restricted Stock Plan."

(4) Includes 147,174 shares of stock owned as trustees for The Ruth Kahn Trust f/b/o Sidney S. Kahn, which Sidney S. Kahn and Geraldine Karetsky have the shared power to dispose of.
(5) Does not include 60,682 shares of Common Stock owned by Mr. Edgar subject to the Restricted Stock Plan, which Mr. Edgar does not have the power to vote or to dispose of.

(6) Does not include 250,000 shares of Common Stock issuable pursuant to a stock option agreement between Mr. Guillemin and the Company. Pursuant to that agreement, Mr. Guillemin's option does not begin to become exercisable until July 21, 1997. See "Management--Stock Option Agreement."
(7) Does not include 40,000 shares of Common Stock issuable pursuant to an option that will be granted upon the completion of this offering. See "Management--Director Compensation."

FAMILY STOCKHOLDERS AGREEMENT

  Certain members of Stephen I. Kahn's family and trusts for the benefit of such persons (the "Family Holders") and Stephen I. Kahn will enter into a stockholders agreement with the Company (the "Family Stockholders Agreement") which, subject to certain exceptions, prohibits the Family Holders from transferring the shares of Common Stock they will own upon the completion of the Reorganization for a period of two years from the date of the Reorganization. Thereafter, the Family Holders will be able to transfer such shares in accordance with the limitations imposed on "affiliates" under Rule 144 under the Securities Act. The Family Stockholders Agreement will permit each of the Family Holders to cause the Company to register shares of Common Stock concurrently with offerings of Common Stock by Stephen I. Kahn. The Company will generally be required to bear the expenses of all such registrations, except underwriting discounts and commissions. In addition, the Family Stockholders Agreement will give Stephen I. Kahn the right to vote all the shares of Common Stock owned by the Family Holders on all matters that come before the stockholders of the Company. The Family Holders (not including Stephen I. Kahn), collectively, will own 33.5% of the outstanding Common Stock upon the completion of this offering. The Family Stockholders Agreement will expire on the tenth anniversary of the completion of the Reorganization.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock having a par value of $.01 per share and 1,000,000 shares of Preferred Stock having a par value of $.01 per share.

  The following description of the Company's capital stock and certain provisions of the Company's certificate of incorporation and bylaws is qualified in its entirety by the provisions of the certificate of incorporation and bylaws (which are included as exhibits to the Registration Statement of which this Prospectus is a part) and the General Corporation Law of the State of Delaware.

COMMON STOCK

  There will be 12,000,000 shares of Common Stock outstanding after the completion of this offering. In addition, an aggregate of 1,500,000 shares of Common Stock are reserved for issuance under the Incentive Plan and a non-plan stock option agreement between the Company and an executive.

  All outstanding shares of Common Stock are, and the shares offered hereby will be, fully paid and nonassessable. The holders of Common Stock are entitled to one vote for each share held of record on all matters voted upon by stockholders and may not cumulate votes. Thus, the owners of a majority of the Common Stock outstanding may elect all of the directors if they choose to do so, and the owners of the balance of such shares would not be able to elect any directors. Subject to the rights of holders of any future series of undesignated Preferred Stock that may be designated, each share of outstanding Common Stock is entitled to participate equally in any distribution of net assets made to the stockholders in liquidation, dissolution or winding up of the Company and is entitled to participate equally in dividends as and when declared by the board of directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of Common Stock. All shares of Common Stock have equal rights and preferences.

PREFERRED STOCK

  The board of directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series with such designations and such powers, preferences and rights, and such qualifications, limitations or restrictions (which may differ with respect to each series) as the board may fix by resolution.

  The board of directors is empowered to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences). Accordingly, the board of directors, without stockholder approval, may issue shares of Preferred Stock with terms (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences) that could adversely affect the voting power and other rights of holders of the Common Stock.

  At present, no shares of Preferred Stock are outstanding and the Company has no present plans to issue any shares of Preferred Stock.

  The undesignated Preferred Stock may have the effect of discouraging an attempt, through the acquisition of a substantial number of shares of Common Stock, to acquire control of the Company with a view to effecting a merger, sale or exchange of assets or a similar transaction. For example, the board of directors could issue such shares as a dividend to holders of Common Stock or place such shares privately with purchasers who may side with the board of directors in opposing a takeover bid. The anti-takeover effects of the undesignated Preferred Stock may deny stockholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of the Common Stock.

CERTAIN PROVISIONS OF DELAWARE LAW

  The Company is subject to the provisions of section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

ANTI-TAKEOVER EFFECT OF PROVISIONS OF THE CERTIFICATION OF INCORPORATION AND BYLAWS

  Certain provisions of the certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company, such as an unsolicited acquisition proposal. Because these provisions could have the effect of discouraging a third party from acquiring control of the Company, they may inhibit fluctuations in the market price of shares of Common Stock that could otherwise result from actual or rumored takeover attempts and, therefore could deprive stockholders of an opportunity to realize a takeover premium. These provisions also may have the effect of limiting the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock and of preventing changes in the management of the Company.

  Restrictions on Certain Business Combinations. The Company's certificate of incorporation provides that if stockholder approval is required for the adoption of any agreement for the merger or consolidation of the Company with another corporation or for the sale, lease, transfer or exchange of all or substantially all the assets of the Company, then the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote on the matter will required to approve such action.

  Election and Removal of Directors. The Company's board of directors is divided into three classes of directors serving staggered terms. One class of directors will be elected at each annual meeting of stockholders for a three-year term. See "Management--Board Elections." At least two annual meetings of stockholders, instead of one, generally will be required to change the majority of the Company's board of directors. Any director may be removed with or without cause at any time by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote at a special meeting of stockholders called for that purpose and the vacancies thus created may be filled at that same meeting by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote at such meeting. Ordinary vacancies in the board of directors may also be filled by the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote in the election of directors.

  Vote Required to Amend or Repeal Certain Provisions of the Certificate of Incorporation and Bylaws. The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. The Company's certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% of the shares entitled to vote in the election of directors to amend or repeal certain of its provisions. A vote of not fewer than 66 2/3% of the holders of shares entitled to vote in the election of directors is required to amend or repeal the Company's bylaws. The bylaws may also be amended or repealed by a vote of not fewer than 66 2/3% of the board of directors, provided that the board of directors may not amend or repeal any bylaw adopted by the stockholders of the Company. Any such vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any Preferred Stock that might be outstanding at the time any such amendments are submitted to stockholders.

  Stockholder Meetings. Only a majority of the Company's board of directors (excluding those directors affiliated with or elected by an interested stockholder), the chairman of the board, the vice chairman of the board or the president of the Company will be able to call an annual or special meeting of stockholders. In addition, stockholders may take any action by written consent.

  Requirements for Advance Notification of Stockholder Nomination and Proposals. The Company's certificate of incorporation establishes advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock will be The Bank of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, 12,000,000 shares of Common Stock will be outstanding and 1,500,000 shares of Common Stock will be reserved for issuance upon the exercise of outstanding stock options pursuant to the Incentive Plan and a non-plan stock option agreement between the Company and an executive. The 2,350,000 shares of Common Stock sold in this offering will be freely tradeable without restriction under the Securities Act, except for any shares purchased by an "affiliate" of the Company (as that term is defined under the rules and regulations of the Securities Act), which will be subject to the resale limitations of Rule 144 under the Securities Act. The remaining 9,650,000 outstanding shares of Common Stock are "restricted securities" for purposes of Rule 144 (the "Restricted Securities") and may not be resold in a public distribution, except in compliance with the registration requirements of the Securities Act or pursuant to a valid exemption from registration (including pursuant to Rule 144).

  There has been no public market for the Common Stock prior to this offering. The Company cannot predict the effect, if any, sales of shares of Common Stock or the availability of shares for sale will have on the market price from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market following completion of this offering could adversely affect the market price of the Common Stock and the Company's ability to raise additional equity capital.

SALES OF RESTRICTED SHARES

  None of the outstanding shares held by the Company's existing stockholders will be eligible for resale in the public market pursuant to Rule 144 immediately after this offering. Moreover, all of the Restricted Securities are subject to lock-up commitments, pursuant to which these shares may not be sold publicly during the Lock-Up Period without the prior written consent of Hambrecht & Quist LLC. These shares consist of an aggregate of 7,258,563 shares that are subject to Lock-Up Agreements with Hambrecht & Quist LLC and an aggregate of 4,718,243 shares that are subject to restrictions on transfer contained in the Restricted Stock Plan or the Family Stockholders Agreement, which the Company has agreed with Hambrecht & Quist LLC not to waive during the Lock-Up Period (without the prior written consent of Hambrecht & Quist
LLC). Thus, none of the outstanding shares held by the Company's existing stockholders will be eligible for sale prior to the expiration or waiver of the Lock-Up Period. Thereafter, all the Restricted Securities may be resold in the public market only in compliance with the registration requirements of the Securities Act or pursuant to a valid exemption from registration, including pursuant to Rule 144. The Restricted Securities will begin to be eligible for sale under Rule 144 after the second anniversary of the Reorganization.

  In general, under Rule 144(e), as currently in effect, a stockholder (or stockholders whose shares are aggregated), including an affiliate, who has beneficially owned for at least two years shares of Common Stock that are treated as "restricted securities" would be entitled to sell publicly, within any three-month period, up to the greater of 1% of the then outstanding shares of Common Stock (120,000 shares, immediately after the completion of this offering) or the average weekly reported trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of sale is given, provided certain requirements are satisfied. In addition, affiliates of the Company must comply with additional requirements of Rule 144 in order to sell shares of Common Stock (including shares acquired by affiliates in this offering). Under Rule 144, a stockholder deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale by him, and who has beneficially owned for at least three years shares of Common Stock that are treated as "restricted securities," would be entitled to sell those shares, without regard to the foregoing requirements.

  See "Principal and Selling Stockholders."

REGISTRATION RIGHTS

  Pursuant to the Family Stockholders Agreement, stockholders holding 4,019,675 shares of Common Stock after this offering have certain rights to have such shares registered for resale under the Securities Act. See "Principal and Selling Stockholders--Family Stockholders Agreement."

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their representatives, Hambrecht & Quist LLC and Oppenheimer & Co., Inc. (collectively, the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock:

                                                                        NUMBER
         NAME                                                          OF SHARES
         ----                                                          ---------
     Hambrecht & Quist LLC............................................
     Oppenheimer & Co., Inc...........................................
                                                                       ---------
         Total........................................................ 2,350,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, its counsel and independent auditors. The nature of the Underwriters' obligations is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $. per share. The Underwriters may allow and such dealers may re-allow a concession not in excess of $. per share to certain other dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the Representatives.

  The Company and the Selling Stockholders have granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 352,500 additional shares of Common Stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company and the Selling Stockholders will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

  The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

  The Selling Stockholders and other stockholders of the Company, including the executive officers and directors, who will own in the aggregate 9,650,000 shares of Common Stock after this offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exercisable for or convertible into shares of Common Stock owned by them during the 180-day period following the effective date of this Prospectus. The Company has agreed that it will not, without prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of

Common Stock during the 180-day period following the effective date of this Prospectus, except that the Company may grant options under its stock plans and issue securities under, or pursuant to the exercise of options granted under, its stock plans. Hambrecht & Quist LLC in its sole discretion may release any of the shares subject to the lock-up at any time without notice. See "Shares Eligible for Future Sale."

  The Representatives have informed the Company that the Underwriters do not intend to confirm sales of Common Stock offered hereby to any accounts over which they have discretionary authority.

  Prior to this offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock was determined by negotiation among the Company, the representatives of the Selling Stockholders and the Representatives. Among the factors considered in determining the initial public offering price were prevailing market and economic conditions, revenues and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this Prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

  Certain matters with respect to the legality of the shares of the Common Stock offered hereby will be passed upon for the Company by Proskauer Rose Goetz & Mendelsohn LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the Underwriters by Sidley & Austin, Chicago, Illinois.

                                    EXPERTS

  The financial statements as of July 31, 1996 and for the six months in the period ended July 31, 1996 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The financial statements as of January 31, 1996 and 1995 and for each of the two fiscal years in the period ended January 31, 1996 and for the period September 9, 1993 (inception) to January 31, 1994 included in this Prospectus have been audited by Richard A. Eisner & Company, LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

  On August 30, 1996, the Company engaged Deloitte & Touche LLP as its independent public accountant to audit the Company's financial statements. The decision to change accountants was approved by the managers of dELiA*s LLC. Richard A. Eisner & Company, LLP's report on the financial statements for the Company's two most recent fiscal years did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company's two most recent fiscal years and all subsequent interim periods preceding the engagement of Deloitte & Touche LLP, there were no disagreements with Richard A. Eisner & Company, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Richard A. Eisner & Company, LLP, would have caused it to make a reference to the subject matter of the disagreement in connection with its report. During the Company's two most recent fiscal years and all subsequent interim periods prior to engaging Deloitte & Touche LLP, the Company did not consult with Deloitte & Touche LLP regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, DC 20549, the New York Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048, and the Chicago Regional Office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained at prescribed rates from the Commission's Public Reference Section at its principal office. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's World Wide Web site is http://www.sec.gov.

                                  DELIA*S INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Independent Auditors' Reports............................................  F-2
FINANCIAL STATEMENTS:
Balance Sheets as of January 31, 1995 and 1996, July 31, 1996, and
 October 31, 1996 (Unaudited)............................................  F-4
Statements of Operations for the period September 9, 1993 (inception) to
 January 31, 1994,
 fiscal years ended January 31, 1995 and 1996, six months ended July 31,
 1995 (Unaudited) and 1996, and nine months ended October 31, 1995 and
 1996 (Unaudited)........................................................  F-5
Statements of Stockholders' Equity for the period September 9, 1993
 (inception) to January 31, 1994, fiscal years ended January 31, 1995 and
 1996, six months ended July 31, 1996, and three months ended October 31,
 1996 (Unaudited)........................................................  F-6
Statements of Cash Flows for the period September 9, 1993 (inception) to
 January 31, 1994,
 fiscal years ended January 31, 1995 and 1996, six months ended July 31,
 1995 (Unaudited) and 1996, and nine months ended October 31, 1995 and
 1996 (Unaudited)........................................................  F-7
Notes to Financial Statements............................................  F-8

  The accompanying financial statements of dELiA*s Inc. give effect to the completion of the Reorganization described in Note 13 of Notes to Financial Statements which will be completed prior to the consummation of the public offering contemplated by the Registration Statement of which this Prospectus is a part. The following report is in the form which will be furnished by Deloitte & Touche LLP upon completion of the Reorganization and assuming that from October 4, 1996 to the date of such completion no other material events have occurred that would affect the accompanying financial statements or required disclosure therein.

                         INDEPENDENT AUDITORS' REPORT

"To the Board of Directors and Stockholders ofdELiA*s Inc.
New York, New York

  We have audited the accompanying balance sheet of dELiA*s Inc. (the "Company") as of July 31, 1996, and the related statements of operations, stockholders' equity, and cash flows for the six months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at July 31, 1996, and the results of its operations and its cash flows for the six months then ended in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
October 4, 1996
New York, New York"

Deloitte & Touche LLP
October 30, 1996
New York, New York

  The following report is in the form that we expect to sign upon the effectiveness of the transactions described in Note 13 of Notes to Financial Statements.

Richard A. Eisner & Company, LLP
New York, New York
August 14, 1996

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
dELiA*s Inc.
New York, New York

  "We have audited the accompanying balance sheets of dELiA*s Inc. as at January 31, 1995 and January 31, 1996 and the related statements of operations, stockholders' equity and cash flows for the years then ended and for the period from September 9, 1993 (inception) to January 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits."

  "We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion."

  "In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of dELiA*s Inc. at January 31, 1995 and January 31, 1996, and results of its operations and its cash flows for the years then ended and for the period from September 9, 1993 (inception) to January 31, 1994 in conformity with generally accepted accounting principles."

New York, New York
August 14, 1996

With respect to Note 13
          , 1996

                                  DELIA*S INC.

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                            JANUARY 31,
                                           --------------  JULY 31, OCTOBER 31,
                                            1995    1996     1996      1996
                                           ------  ------  -------- -----------
                                                                    (UNAUDITED)
                  ASSETS
CURRENT ASSETS
  Cash and cash equivalents............... $  704  $  675   $1,343    $1,140
  Receivables.............................    --       27      108        82
  Receivables from related parties........    --      --        50        61
  Merchandise inventories.................     90     221    1,515     3,712
  Prepaid expenses and other current
   assets.................................     67     101      158     1,085
                                           ------  ------   ------    ------
    Total current assets..................    861   1,024    3,174     6,080
                                           ------  ------   ------    ------
PROPERTY AND EQUIPMENT--Net...............      6     166      381       484
OTHER ASSETS..............................      3      76       71       337
                                           ------  ------   ------    ------
TOTAL ASSETS.............................. $  870  $1,266   $3,626    $6,901
                                           ======  ======   ======    ======
   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable........................ $  --   $   63   $1,009    $2,391
  Accrued expenses and other current
   liabilities............................     35     137      556     1,364
  Sales return allowance..................    --       25      106       153
  Liabilities due to customers............    --       76      161       226
  Income taxes payable....................    --        3      --        --
                                           ------  ------   ------    ------
    Total current liabilities.............     35     304    1,832     4,134
                                           ------  ------   ------    ------
DEFERRED CREDITS..........................    --      --        21        18
COMMITMENTS AND CONTINGENCIES (Note 12)
STOCKHOLDERS' EQUITY:
  Preferred Stock, par value $.01 per
   share;
   Authorized--1,000,000 shares;
   Shares issued and outstanding--none....    --      --       --        --
  Common Stock, par value $.01 per share;
   Authorized--50,000,000 shares
   Issued and outstanding--8,968,754,
    9,198,750 and 10,000,000 shares,
    respectively..........................     90      92      100       100
   Note receivable from stockholder.......    --      --       (50)      (50)
   Deferred compensation..................    --      --      (191)     (169)
  Additional paid-in capital..............  1,110   1,208    1,467     1,467
  Retained earnings/(deficit).............   (365)   (338)     447     1,401
                                           ------  ------   ------    ------
    Total stockholders' equity............    835     962    1,773     2,749
                                           ------  ------   ------    ------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY................................... $  870  $1,266   $3,626    $6,901
                                           ======  ======   ======    ======


                       See Notes to Financial Statements

                                  DELIA*S INC.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    SEPTEMBER 9,  FISCAL YEAR       SIX MONTHS
                                        1993         ENDED            ENDED              NINE MONTHS
                                   (INCEPTION) TO JANUARY 31,        JULY 31,         ENDED OCTOBER 31,
                                    JANUARY 31,   ------------- ------------------ -----------------------
                                        1994      1995    1996     1995      1996     1995        1996
                                   -------------- -----  ------ ----------- ------ ----------- -----------
                                                                (UNAUDITED)        (UNAUDITED) (UNAUDITED)
NET SALES........................      $ --       $ 139  $5,652   $1,301    $8,372   $2,844      $15,482
COST OF SALES....................        --          89   3,078      676     3,958    1,453        7,421
                                       -----      -----  ------   ------    ------   ------      -------
GROSS PROFIT.....................        --          50   2,574      625     4,414    1,391        8,061
                                       -----      -----  ------   ------    ------   ------      -------
SELLING, GENERAL AND
 ADMINISTRATIVE EXPENSES.........         34        384   2,569      808     3,638    1,482        6,331
INTEREST INCOME, NET.............          1          2      25       13        20       18           24
                                       -----      -----  ------   ------    ------   ------      -------
INCOME (LOSS) BEFORE PROVISION
 FOR INCOME TAXES................        (33)      (332)     30     (170)      796      (73)       1,754
PROVISION FOR INCOME TAXES.......        --         --        3      --         11      --            15
                                       -----      -----  ------   ------    ------   ------      -------
NET INCOME (LOSS)................      $ (33)     $(332) $   27   $ (170)   $  785   $  (73)     $ 1,739
                                       =====      =====  ======   ======    ======   ======      =======
Pro Forma Income Data (Unaudited)
 Income (Loss) before provision
  for income taxes as reported...      $ (33)     $(332) $   30   $ (170)   $  796   $  (73)     $ 1,754
 Pro forma provision (benefit)
  for income taxes...............        (14)      (130)     12      (68)      328      (29)         719
                                       -----      -----  ------   ------    ------   ------      -------
 Pro forma net income (loss).....      $ (19)     $(202) $   18   $ (102)   $  468   $  (44)     $ 1,035
                                       =====      =====  ======   ======    ======   ======      =======
 Pro forma net income per share..                        $ 0.00                                  $  0.10
                                                         ======                                  =======
 Shares used in the calculation
  of pro forma net income per
  share..........................                        10,098                                   10,098
                                                         ======                                  =======

                       See Notes to Financial Statements

                                  DELIA*S INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                            COMMON STOCK       NOTE
                          ----------------- RECEIVABLE               ADDITIONAL RETAINED      TOTAL
                          NUMBER OF            FROM       DEFERRED    PAID-IN   EARNINGS/ STOCKHOLDERS'
                            SHARES   AMOUNT STOCKHOLDER COMPENSATION  CAPITAL   (DEFICIT)    EQUITY
                          ---------- ------ ----------- ------------ ---------- --------- -------------
BALANCE, SEPTEMBER 9,
 1993 (INCEPTION).......         --  $ --      $ --        $ --        $  --     $  --       $  --
Issuance of common
 stock..................   4,702,103    47       --          --           153       --          200
Net loss................         --    --        --          --           --        (33)        (33)
                          ---------- -----     -----       -----       ------    ------      ------
BALANCE, JANUARY 31,
 1994...................   4,702,103    47       --          --           153       (33)        167
Issuance of common
 stock..................   4,266,651    43       --          --           957       --        1,000
Net loss................         --    --        --          --           --       (332)       (332)
                          ---------- -----     -----       -----       ------    ------      ------
BALANCE, JANUARY 31,
 1995...................   8,968,754    90       --          --         1,110      (365)        835
Issuance of common
 stock..................     229,996     2       --          --            98       --          100
Net income..............         --    --        --          --           --         27          27
                          ---------- -----     -----       -----       ------    ------      ------
BALANCE, JANUARY 31,
 1996...................   9,198,750    92       --          --         1,208      (338)        962
Issuance of common
 stock..................     801,250     8       (50)       (217)         259       --          --
Net income..............         --    --        --          --           --        785         785
Deferred compensation
 expense................         --    --        --           26          --        --           26
                          ---------- -----     -----       -----       ------    ------      ------
BALANCE, JULY 31, 1996..  10,000,000   100       (50)       (191)       1,467       447       1,773
Net income..............         --    --        --          --           --        954         954
Deferred compensation
 expense................         --    --        --           22          --        --           22
                          ---------- -----     -----       -----       ------    ------      ------
BALANCE, OCTOBER 31,
 1996 (UNAUDITED).......  10,000,000 $ 100     $ (50)      $(169)      $1,467    $1,401      $2,749
                          ========== =====     =====       =====       ======    ======      ======



                       See Notes to Financial Statements

                                  DELIA*S INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                          SEPTEMBER 9,
                              1993      FISCAL YEAR ENDED     SIX MONTHS ENDED       NINE MONTHS ENDED
                         (INCEPTION) TO    JANUARY 31,            JULY 31,              OCTOBER 31,
                          JANUARY 31,   -------------------  -------------------  -----------------------
                              1994        1995       1996       1995      1996       1995        1996
                         -------------- ---------  --------  ----------- -------  ----------- -----------
                                                             (UNAUDITED)          (UNAUDITED) (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net income (loss)......       $(33)    $    (332) $     27     $(170)   $   785     $(73)      $1,739
 Adjustments to
  reconcile net income
  (loss) to net cash
  (used in)
  provided by operating
  activities
   Depreciation and
    amortization........        --              1        14         4         29       10           49
   Inventory reserves
    for obsolescence....        --              6        25       --         207      --           325
   Compensation expense
    related
    to issuance of
    Restricted Stock....        --            --        --        --          26      --            48
   Changes in operating
    assets
    and liabilities:
    Receivables.........        --            --        (27)      --         (81)      (7)         (55)
    Receivables from
     related parties....        --            --        --        --         (50)     --           (61)
    Merchandise
     inventories........        (16)          (80)     (156)     (223)    (1,501)    (669)      (3,816)
    Prepaid expenses and
     other current
     assets.............        (17)          (50)      (34)       (9)       (57)     (26)        (984)
    Other assets........         (1)           (2)      (78)      (28)         1      (47)        (262)
    Accounts payable....        --             35        63       134        946      453        2,328
    Accrued expenses and
     other current
     liabilities........        --            --        102        95        419      (23)       1,227
    Sales return
     allowance..........        --            --         25        10         81       15          128
    Liabilities due to
     customers..........        --            --         76       --          85      --           150
    Income taxes
     payable............        --            --          3       --          (3)     --            (3)
    Deferred credits....        --            --        --        --          21      --            18
                             ------     ---------  --------     -----    -------     ----       ------
Net cash (used in)
 provided by
 operating activities...        (67)         (422)       40      (187)       908     (367)         831
                             ------     ---------  --------     -----    -------     ----       ------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Capital expenditures...        --             (7)     (169)      (50)      (240)     (67)        (366)
                             ------     ---------  --------     -----    -------     ----       ------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Issuance of common
  stock.................        200         1,000       100       100        --       100          --
                             ------     ---------  --------     -----    -------     ----       ------
INCREASE (DECREASE) IN
 CASH
 & CASH EQUIVALENTS.....        133           571       (29)     (137)       668     (334)         465
CASH & CASH
 EQUIVALENTS--
 BEGINNING OF PERIOD....        --            133       704       704        675      704          675
                             ------     ---------  --------     -----    -------     ----       ------
CASH & CASH
 EQUIVALENTS--
 END OF PERIOD..........     $  133     $     704  $    675     $ 567    $ 1,343     $370       $1,140
                             ======     =========  ========     =====    =======     ====       ======
SUPPLEMENTARY CASH FLOW
 INFORMATION:
 Income taxes paid......     $  --      $     --   $    --      $ --     $    11     $ --       $   15
                             ======     =========  ========     =====    =======     ====       ======
 Interest paid..........     $  --      $     --   $    --      $ --     $     6     $ --       $   20
                             ======     =========  ========     =====    =======     ====       ======

                       See Notes to Financial Statements

                                 DELIA*S INC.

                         NOTES TO FINANCIAL STATEMENTS

 SEPTEMBER 9, 1993 (INCEPTION) TO JANUARY 31, 1994, FISCAL YEARS ENDED JANUARY
  31, 1995 AND 1996, SIX MONTHS ENDED JULY 31, 1995 AND 1996, AND NINE MONTHS
                     ENDED OCTOBER 31, 1995 AND 1996

 (INFORMATION AS IT RELATES TO THE SIX MONTHS ENDED JULY 31, 1995 AND THE NINE
           MONTHS ENDED OCTOBER 31, 1995 AND 1996 IS UNAUDITED)

1. BUSINESS AND BASIS OF PRESENTATION

  dELiA*s Inc. (the "Company" or "dInc") is a direct marketer of casual apparel and related accessories to teen girls and young women primarily between the ages of 10 and 24. The Company offers a broad selection of merchandise, presented in distinctively styled catalogs; the first catalog was mailed in March 1994. The Company maintains a corporate headquarters, telemarketing and customer service group in New York, New York and utilizes a third-party fulfillment facility for processing merchandise in Lancaster, Pennsylvania.

  The Company is subject to seasonal fluctuations in its merchandise sales and results of operations. The Company expects its sales and operating results generally to be lower in the first and second quarters than in the third and fourth quarters (which include the back-to-school and holiday seasons) of each fiscal year.

  The Company is a successor to a business originally founded in September 1993. In 1995, the successor business began to operate as a New York limited liability company under the name dELiA*s LLC ("dLLC"). As a limited liability company, dLLC was treated for income tax purposes as a partnership with taxes on the income generated by dLLC paid by its members. In October 1996, dInc was incorporated in Delaware. Prior to the completion of the initial public offering described in this Prospectus (the "Offering"), dLLC and dInc will engage in a reorganization transaction (the "Reorganization") pursuant to which dLLC will contribute its assets to dInc and dInc will assume, and agree to pay, perform and discharge, all liabilities of dLLC (except for income tax liabilities). In connection with the Reorganization, dInc will issue 10,000,000 shares of Common Stock to dLLC, of which 698,568 shares will be restricted under the Company's Restricted Stock Plan. See Note 10--1996 Restricted Stock Plan. A distribution of cash, notes, and the shares of Common Stock of dInc will be effected in accordance with the dLLC operating agreement. The accompanying financial statements and footnotes are presented to reflect the Reorganization as described in Note 13, which will be accounted for on a basis similar to a pooling of interests.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a.  Fiscal Year--The Company's fiscal year ends on January 31.

  b. Cash Equivalents--The Company considers all highly liquid investments, with maturities of 90 days or less when purchased, to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

  c. Merchandise Inventories--Merchandise inventories, which are all finished goods, are stated at the lower of cost (determined on a first-in, first-out basis) or market value. At January 31, 1995, January 31, 1996, July 31, 1996 and October 31, 1996 (unaudited) inventory reserves for obsolescence were $6,000, $31,000, $238,000 and $356,000, respectively.

  d. Catalog Costs--The Company accounts for catalog costs in accordance with the AICPA Statement of Position ("SOP") 93-7, "Reporting on Advertising Costs." SOP 93-7 requires that the amortization of capitalized advertising costs should be the amount computed using the ratio that current period revenues for the catalog cost pool bear to the total of current and estimated future period revenues for that catalog cost pool. Deferred catalog costs as of January 31, 1995, January 31, 1996, July 31, 1996 and October 31, 1996 (unaudited) were $56,000, $93,000, $109,000 and $1,049,000, respectively.
Catalog costs, which are reflected in selling, general and administrative expenses, for the fiscal years ended January 31, 1995 and 1996, for the six month periods ended July 31, 1995 (unaudited) and 1996 and for the nine month periods ended October 31, 1995 and 1996 (unaudited) were $162,000, $1,104,000, $381,000, $1,409,000, $675,000 and $2,398,000, respectively.

                                 DELIA*S INC.

 SEPTEMBER 9, 1993 (INCEPTION) TO JANUARY 31, 1994, FISCAL YEARS ENDED JANUARY
  31, 1995 AND 1996, SIX MONTHS ENDED JULY 31, 1995 AND 1996, AND NINE MONTHS
                     ENDED OCTOBER 31, 1995 AND 1996

 (INFORMATION AS IT RELATES TO THE SIX MONTHS ENDED JULY 31, 1995 AND THE NINE
           MONTHS ENDED OCTOBER 31, 1995 AND 1996 IS UNAUDITED)

  e. Property and Equipment--Property and equipment are stated at cost. Furniture, fixtures and equipment are depreciated by the straight-line method over the estimated useful lives of the respective assets, ranging from 3 to 5 years. Leasehold improvements are amortized ratably over the lesser of the remaining lease term or useful life of the improvement. See Note 3--Property and Equipment.

  f. Income Taxes--Prior to the Offering, the Company was a limited liability company ("LLC") and each member's respective portion of dLLC's taxable income or loss was reportable on such members own federal and state tax returns. As an LLC, the Company was subject to the New York City income tax on unincorporated businesses. As discussed in Note 13--Reorganization, the Company is preparing to effect a reorganization that will change the income tax status of the Company to a taxable C corporation. At that time, deferred income tax assets and liabilities will be recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes".

  g. Revenue Recognition--Revenue is recognized when merchandise is shipped to customers.

  h. Pro Forma Net Income Per Share--Pro forma net income per share is based on the weighted average number of common shares and common share equivalents outstanding. The common shares give effect to the issuance of 10,000,000 shares of Common Stock to dLLC as described in Note 13--Reorganization. A total of 97,752 additional shares have been added, representing the number of shares that would need to be sold, on a pro forma basis, to generate the assumed $1.0 million of net proceeds from the Offering to be utilized by the Company to repay certain Investor Notes assumed to be $1.0 million, which notes will be issued to finance the LLC Distribution described in Note 13. At January 31, 1996 and October 31, 1996, the number of common shares and common share equivalents used in the calculation of pro forma net income per share was 10,097,752.

  i. Fair Value of Financial Instruments--The following disclosure about the fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The carrying amounts reported in the balance sheets for cash and cash equivalents, receivables and accounts payable approximate fair value because of the short-term maturity of those financial instruments.

  j. Use of Estimates in the Preparation of Financial Statements--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  k. Recent Accounting Pronouncements--In March 1995, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and is effective for fiscal years beginning after December 15, 1995. The adoption of SFAS No. 121 did not have an effect on the Company's financial position or results of operations.

  In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation", which is effective for the Company beginning February 1, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation expense to be measured based on the fair value of the equity instrument awarded. Companies are permitted,

                                 DELIA*S INC.

 SEPTEMBER 9, 1993 (INCEPTION) TO JANUARY 31, 1994, FISCAL YEARS ENDED JANUARY
  31, 1995 AND 1996, SIX MONTHS ENDED JULY 31, 1995 AND 1996, AND NINE MONTHS
                     ENDED OCTOBER 31, 1995 AND 1996

 (INFORMATION AS IT RELATES TO THE SIX MONTHS ENDED JULY 31, 1995 AND THE NINE
           MONTHS ENDED OCTOBER 31, 1995 AND 1996 IS UNAUDITED)

however, to continue to apply Accounting Principles Board Opinion No. 25 ("APB No. 25"), which recognizes compensation costs based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB No. 25 to its stock-based compensation awards to employees. The required disclosures of pro forma effects on net income and earnings per share did not apply during the nine month period ended October 31, 1996 or during prior fiscal years.

  l. Unaudited Interim Financial Statements--In the opinion of management, the unaudited financial statements for the six months ended July 31, 1995 and the nine months ended October 31, 1995 and 1996 are presented on a basis consistent with the audited financial statements and reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results thereof. The results of operations for interim periods are not necessarily indicative of the results to be expected for the entire year.

3. PROPERTY AND EQUIPMENT

  Major classes of property and equipment are as follows:

                               ESTIMATED   JANUARY 31, JANUARY 31, JULY 31, OCTOBER 31,
                             USEFUL LIVES     1995        1996       1996      1996
                             ------------- ----------- ----------- -------- -----------
                                                                            (UNAUDITED)
   Furniture, fixtures and
    equipment..............    3-5 years     $7,000     $139,000   $295,000  $367,000
   Leasehold improvements..  Term of lease      --        37,000    121,000   175,000
                                             ------     --------   --------  --------
   Total--at cost..........                   7,000      176,000    416,000   542,000
   Less accumulated
    depreciation and
    amortization...........                   1,000       10,000     35,000    58,000
                                             ------     --------   --------  --------
   Total property and
    equipment--net.........                  $6,000     $166,000   $381,000  $484,000
                                             ======     ========   ========  ========

4. CREDIT AND FINANCING AGREEMENTS

  At October 31, 1996, the Company had a line of credit agreement with a bank providing for short-term loans of up to $1.5 million subject to bank approval. Borrowings under the agreement are secured by all assets of the Company except for merchandise inventories and bear interest at the prime rate plus two percent (10.25 percent at October 31, 1996). The agreement expires on July 31, 1997. The agreement is personally guaranteed by three stockholders of the Company. There were no funds borrowed under the agreement during the nine month period ended October 31, 1996 or during the fiscal years ended January 31, 1996 and 1995.

5. INTEREST INCOME--NET

  Interest income--net consists of the following:

                            SEPTEMBER 9,
                                1993                                            SIX MONTHS          NINE MONTHS ENDED
                           (INCEPTION) TO FISCAL YEAR 1994 FISCAL YEAR 1995   ENDED JULY 31,           OCTOBER 31,
                            JANUARY 31,        ENDED            ENDED       -------------------  -----------------------
                                1994      JANUARY 31, 1995 JANUARY 31, 1996    1995      1996       1995        1996
                           -------------- ---------------- ---------------- ----------- -------  ----------- -----------
                                                                            (UNAUDITED)          (UNAUDITED) (UNAUDITED)
                                                                            -----------          ----------- -----------
  Interest income.........     $1,000          $2,000          $25,000        $13,000   $26,000    $18,000    $ 44,000
  Interest expense........        --              --               --             --     (6,000)       --      (20,000)
                               ------          ------          -------        -------   -------    -------    --------
  Interest income--net....     $1,000          $2,000          $25,000        $13,000   $20,000    $18,000    $ 24,000
                               ======          ======          =======        =======   =======    =======    ========

                                 DELIA*S INC.

 SEPTEMBER 9, 1993 (INCEPTION) TO JANUARY 31, 1994, FISCAL YEARS ENDED JANUARY
  31, 1995 AND 1996, SIX MONTHS ENDED JULY 31, 1995 AND 1996, AND NINE MONTHS
                     ENDED OCTOBER 31, 1995 AND 1996

 (INFORMATION AS IT RELATES TO THE SIX MONTHS ENDED JULY 31, 1995 AND THE NINE
           MONTHS ENDED OCTOBER 31, 1995 AND 1996 IS UNAUDITED)


6. INCOME TAXES

  The provision for income taxes is comprised of the following:

                                                                                 SIX MONTHS         NINE MONTHS ENDED
                         SEPTEMBER 9, 1993 FISCAL YEAR 1994 FISCAL YEAR 1995   ENDED JULY 31,          OCTOBER 31,
                          (INCEPTION) TO        ENDED            ENDED       ------------------- -----------------------
                         JANUARY 31, 1994  JANUARY 31, 1995 JANUARY 31, 1996    1995      1996      1995        1996
                         ----------------- ---------------- ---------------- ----------- ------- ----------- -----------
                                                                             (UNAUDITED)         (UNAUDITED) (UNAUDITED)
                                                                             -----------         ----------- -----------
Federal:
  Current...............       $ --             $ --             $  --          $--      $   --     $ --       $   --
  Deferred..............         --               --                --           --          --       --           --
                               -----            -----            ------         ----     -------    -----      -------
    Total federal.......         --               --                --           --          --       --           --
                               -----            -----            ------         ----     -------    -----      -------
State and local:
  Current...............         --               --              3,000          --       11,000      --        15,000
  Deferred..............         --               --                --           --          --       --           --
                               -----            -----            ------         ----     -------    -----      -------
    Total state and
     local..............         --               --              3,000          --       11,000      --        15,000
                               -----            -----            ------         ----     -------    -----      -------
  Total provision.......       $ --             $ --             $3,000         $--      $11,000    $ --       $15,000
                               =====            =====            ======         ====     =======    =====      =======

  Effective September 9, 1993 (date of inception), the Company's predecessor, dELiA*s Ltd., elected S corporation status under applicable provisions of the Internal Revenue Code. In 1995, dELiA*s Ltd. was succeeded by dLLC and was treated as a partnership for income tax purposes. As such, dELiA*s Ltd. and dLLC paid no federal or state income taxes as all taxable income was taxed directly at the shareholder and membership level.

  The effective income tax rates differed from the federal statutory income tax rates as follows:

                                                                                  SIX MONTHS           NINE MONTHS ENDED
                         SEPTEMBER 9, 1993 FISCAL YEAR 1994 FISCAL YEAR 1995    ENDED JULY 31,            OCTOBER 31,
                          (INCEPTION) TO        ENDED            ENDED       ---------------------  -----------------------
                         JANUARY 31, 1994  JANUARY 31, 1995 JANUARY 31, 1996    1995       1996        1995        1996
                         ----------------- ---------------- ---------------- ----------- ---------  ----------- -----------
                                                                             (UNAUDITED)            (UNAUDITED) (UNAUDITED)
                                                                             -----------            ----------- -----------
Federal taxes at
 statutory rates.......      $(11,000)        $(113,000)        $ 10,000      $(58,000)  $ 271,000   $(25,000)   $596,000
State and local taxes
 net of federal
 benefit...............        (2,000)          (20,000)           5,000       (10,000)     53,000     (5,000)    117,000
Effect of S corporation
 and LLC company
 status................        13,000           133,000          (12,000)       68,000    (313,000)    30,000    (698,000)
                             --------         ---------         --------      --------   ---------   --------    --------
                             $    --          $     --          $  3,000      $    --    $  11,000   $    --     $ 15,000
                             ========         =========         ========      ========   =========   ========    ========

                                 DELIA*S INC.

 SEPTEMBER 9, 1993 (INCEPTION) TO JANUARY 31, 1994, FISCAL YEARS ENDED JANUARY
  31, 1995 AND 1996, SIX MONTHS ENDED JULY 31, 1995 AND 1996, AND NINE MONTHS
                     ENDED OCTOBER 31, 1995 AND 1996

 (INFORMATION AS IT RELATES TO THE SIX MONTHS ENDED JULY 31, 1995 AND THE NINE
           MONTHS ENDED OCTOBER 31, 1995 AND 1996 IS UNAUDITED)

PROFORMA PROVISION FOR INCOME TAXES (UNAUDITED)

  The unaudited pro forma provision for income taxes represents estimated income taxes that would have been reported had the Company filed its tax returns as a taxable C corporation which reflects the reorganization described in Note 13 for all periods presented.

  The pro forma provision for income taxes is comprised of the following:

                                                                                  SIX MONTHS         NINE MONTHS ENDED
                         SEPTEMBER 9, 1993 FISCAL YEAR 1994 FISCAL YEAR 1995    ENDED JULY 31,          OCTOBER 31,
                          (INCEPTION) TO        ENDED            ENDED       -------------------- -----------------------
                         JANUARY 31, 1994  JANUARY 31, 1995 JANUARY 31, 1996    1995       1996      1995        1996
                         ----------------- ---------------- ---------------- ----------- -------- ----------- -----------
                                                                             (UNAUDITED)          (UNAUDITED) (UNAUDITED)
Federal:
 Current................     $    --          $     --          $   --        $    --    $248,000  $    --     $333,000
 Deferred...............      (12,000)         (109,000)         10,000        (58,000)    26,000   (25,000)    268,000
                             --------         ---------         -------       --------   --------  --------    --------
   Total federal........      (12,000)         (109,000)         10,000        (58,000)   274,000   (25,000)    601,000
                             --------         ---------         -------       --------   --------  --------    --------
State and local:
 Current................          --                --              --             --      49,000       --       65,000
 Deferred...............       (2,000)          (21,000)          2,000        (10,000)     5,000    (4,000)     53,000
                             --------         ---------         -------       --------   --------  --------    --------
   Total state and
    local...............       (2,000)         (130,000)         12,000        (10,000)    54,000    (4,000)    118,000
                             --------         ---------         -------       --------   --------  --------    --------
Total provision.........     $(14,000)        $(130,000)        $12,000       $(68,000)  $328,000  $(29,000)   $719,000
                             ========         =========         =======       ========   ========  ========    ========

  The tax effects of significant items comprising the Company's pro forma federal and state net deferred tax asset as of January 31, 1996, July 31, 1996 and October 31, 1996 (unaudited) are as follows:

                                              JANUARY 31, JULY 31,  OCTOBER 31,
                                                 1996       1996       1996
                                              ----------- --------  -----------
                                                                    (UNAUDITED)
                                                                    -----------
     Deferred tax assets:
       Inventory reserves....................  $ 13,000   $ 97,000   $ 145,000
       Sales return allowance................    10,000     53,000      62,000
       Deferred compensation expense.........       --      11,000      20,000
       Depreciation..........................     5,000      7,000       8,000
       Net operating loss....................   146,000        --          --
       Other.................................       --       9,000       7,000
                                               --------   --------   ---------
     Total deferred tax assets...............   174,000    177,000     242,000
                                               --------   --------   ---------
     Deferred tax liabilities:
       Catalog costs.........................   (38,000)   (82,000)   (426,000)
                                               --------   --------   ---------
     Net deferred tax asset/(liability)......  $136,000   $ 95,000   $(184,000)
                                               ========   ========   =========

                                 DELIA*S INC.

 SEPTEMBER 9, 1993 (INCEPTION) TO JANUARY 31, 1994, FISCAL YEARS ENDED JANUARY
  31, 1995 AND 1996, SIX MONTHS ENDED JULY 31, 1995 AND 1996, AND NINE MONTHS
                     ENDED OCTOBER 31, 1995 AND 1996

 (INFORMATION AS IT RELATES TO THE SIX MONTHS ENDED JULY 31, 1995 AND THE NINE
           MONTHS ENDED OCTOBER 31, 1995 AND 1996 IS UNAUDITED)


7. STOCKHOLDERS' EQUITY

  Effective upon the Reorganization, the Company will have authorized 1,000,000 shares of preferred stock, $.01 par value per share, no shares issued or outstanding; 50,000,000 shares of common stock, $.01 par value per share, 8,968,754, 9,198,750 and 10,000,000 shares issued and outstanding at January 31, 1995, January 31, 1996, July 31, 1996 and October 31, 1996
(unaudited), respectively.

  Prior to January 31, 1996, the Company issued Class A Membership Interests for capital contributions of $1,300,000, which upon the Reorganization described in Note 13 will convert into 9,198,750 shares of Common Stock. During the six month period ended July 31, 1996, the Company issued Class C Membership Interests for capital contributions of $50,000, which upon the Reorganization will convert to 102,682 shares of Common Stock.

  During the six month period ended July 31, 1996, Class B restricted membership interests were granted to certain employees at no cost to these employees. The cost of restricted membership interests, based upon the interests' fair market value at the award date in the amount of $217,000, was credited to stockholders' equity and is being subsequently amortized against earnings over the vesting period of 30 months. Deferred compensation expense recognized during the six month period ended July 31, 1996 and nine month period ended October 31, 1996 (unaudited) was $26,000 and $48,000, respectively. Upon the Reorganization, the Class B restricted membership interests will convert to 698,568 shares of restricted common stock. See Note 10--1996 Restricted Stock Plan. Also see Note 14 regarding the Family Stockholders' Agreement.

8. RELATED PARTY TRANSACTIONS

  Receivables from related parties as of July 31, 1996 and October 31, 1996 included (i) non-interest-bearing loans receivable from stockholders of $50,000 and $61,000, respectively, related to certain stockholders' personal income taxes attributable to income of the Company as a limited liability company and (ii) non-interest-bearing loan receivable from a stockholder/executive of the Company in the amount of $50,000 related to the executive's capital contribution.

9. STOCK OPTION AGREEMENT AND EMPLOYMENT AGREEMENTS

  Prior to the Offering, an executive entered into a stock option agreement pursuant to which the Company has granted such executive an option to purchase up to an aggregate of 250,000 shares of Common Stock at the price per share to the public in this Offering (the "Exercise Price"). The option becomes exercisable as to 50,000 shares on each of July 21, 1997, 1998, 1999, 2000 and 2001. If the executive's employment terminates before July 21, 2001 as a result of his death or disability, or if the Company terminates his employment other than for cause or if the Company effects a Constructive Discharge (as defined in the executive's employment agreement) of the executive, the option will become exercisable as to all 250,000 shares; if the executive's employment terminates other than as set forth above, the portion of the option that is not exercisable at the date of termination will not thereafter become exercisable. During the 30-day period beginning on the fourth anniversary of the termination of the executive's employment for any reason, the Company may purchase all the shares previously purchased by the executive pursuant to the option and terminate all further rights under the option in exchange for an amount equal to (i) the product of (A) the Average Price of a Share (as defined

                                 DELIA*S INC.

 SEPTEMBER 9, 1993 (INCEPTION) TO JANUARY 31, 1994, FISCAL YEARS ENDED JANUARY
  31, 1995 AND 1996, SIX MONTHS ENDED JULY 31, 1995 AND 1996, AND NINE MONTHS
                     ENDED OCTOBER 31, 1995 AND 1996

 (INFORMATION AS IT RELATES TO THE SIX MONTHS ENDED JULY 31, 1995 AND THE NINE
           MONTHS ENDED OCTOBER 31, 1995 AND 1996 IS UNAUDITED)

in the stock option agreement) and (B) the sum of (1) the number of shares being purchased plus (2) the number of shares subject to the option being terminated, reduced by (ii) the product of the Exercise Price and the number of shares subject to the option being terminated. Upon a merger, consolidation or sale of substantially all the assets of the Company, the option will become immediately exercisable as to 50% of the shares as to which the option has not yet become exercisable, with the balance of the option not then exercisable becoming exercisable in equal amounts on each July 21 thereafter through July 21, 2001. If the executive's employment terminates before July 22, 1997, a stockholders/executive of the Company will have the option to purchase from the executive 100,000 shares of Common Stock for $50,000.

  Prior to the completion of the Offering, two executives of the Company will enter into three-year agreements with the Company providing for the continuation of their employment at minimum salaries of $100,000 a year for each executive, subject to annual upward adjustment in proportion to the increase in the consumer price index plus such increases in salary and bonuses as approved by the Board of Directors.

  In July 1996, an executive of the Company entered into an agreement with the Company providing for the continuation of his employment at a minimum salary each year of $50,000 ($100,000 upon completion of the Offering) plus such increases in salary and bonuses as approved by the Board of Directors. The agreement terminates in July 2001.

10. 1996 RESTRICTED STOCK PLAN

  Concurrent with the Reorganization, the Company will approve and adopt the 1996 Restricted Stock Plan (the "Restricted Stock Plan") pursuant to which 698,568 shares of Common Stock will be exchanged for restricted membership interests in dLLC held by certain employees of the Company ("Restricted Interest Holders"). Upon the issuance of such shares, no more shares will be available for issuance pursuant to the Restricted Stock Plan.

  Under the provisions of the restricted stock agreements, between each Restricted Interest Holder and the Company, the restrictions on the shares generally lapse 30 months from the grant date of the original restricted membership interest in dLLC. If a Restricted Interest Holder's employment is terminated prior to the 30th month for any reason, the Restricted Interest Holder will forfeit all rights to the restricted stock. Within the limits of the Restricted Stock Plan, the compensation committee may provide for the lapse of such restrictions in installments in whole or in part or may accelerate or waive such restrictions at any time.

  In addition, the restricted stock agreements give an executive officer/stockholder of the Company the right to vote all the shares of common stock issued to the Restricted Interest Holders pursuant to such agreements on all matters during the period in which such shares are subject to restrictions on transfer.

11. 1996 STOCK INCENTIVE PLAN

  Concurrent with the Reorganization, the Company will approve and adopt the 1996 Stock Incentive Plan (the "Incentive Plan"), which provides for the following types of awards to eligible employees: (i) stock options, including incentive stock options and non-qualified stock options; (ii) stock appreciation rights, in tandem with stock options or freestanding; and (iii) restricted stock. Awards may be granted singly, in combination or in tandem, as determined by a committee of the Company's board of directors.

                                 DELIA*S INC.

 SEPTEMBER 9, 1993 (INCEPTION) TO JANUARY 31, 1994, FISCAL YEARS ENDED JANUARY
  31, 1995 AND 1996, SIX MONTHS ENDED JULY 31, 1995 AND 1996, AND NINE MONTHS
                     ENDED OCTOBER 31, 1995 AND 1996

 (INFORMATION AS IT RELATES TO THE SIX MONTHS ENDED JULY 31, 1995 AND THE NINE
           MONTHS ENDED OCTOBER 31, 1995 AND 1996 IS UNAUDITED)

  In addition, under the Incentive Plan, two independent non-employee directors will be granted, at the time of the Offering, an option to purchase 40,000 shares each of Common Stock at an exercise price per share equal to the initial public offering price. All options granted to non-employee directors will become exercisable at the rate of 20% on each of the first five anniversaries of the date of grant, assuming the non-employee director is a director on those dates, and all such options generally will cease to be exercisable ten years from the date of grant. Upon a Change of Control (as defined in the Incentive Plan), all options (which have not yet expired) will automatically become exercisable.

  The maximum number of shares of common stock that may be issued pursuant to the Incentive Plan will be 1,250,000, of which no shares will have been issued or used for reference purposes prior to the Offering. The maximum number of shares of common stock subject to each of stock options or stock appreciation rights that may be granted to any individual under the Incentive Plan will be 100,000 for each fiscal year of the Company during the term of the Incentive Plan. If a stock appreciation right is granted in tandem with a stock option, it shall apply against the individual limits for both stock options and stock appreciation rights, but only once against the maximum number of shares available under the Incentive Plan.

12. COMMITMENTS

  As of October 31, 1996 the Company was obligated under various long-term operating leases for office space and equipment requiring minimum annual rentals. These operating leases expire on varying dates to 2003. At October 31, 1996 aggregate minimum rentals in future periods are as follows:

        FISCAL YEAR
         ENDING
        JANUARY 31,
        -----------
         1997 (remainder).............................................. $ 51,000
         1998..........................................................  225,000
         1999..........................................................  185,000
         2000..........................................................  164,000
         2001..........................................................  151,000
        Thereafter.....................................................  187,000

  In addition, the Company is obligated to pay a proportionate share of increases in real estate taxes and other occupancy costs.

  Rent expense for the fiscal years ended January 31, 1995 and 1996, for the six month periods ended July 31, 1995 (unaudited) and 1996 and for the nine month periods ended October 31, 1995 and 1996 (unaudited) was $44,000, $88,000, $17,000, $123,000, $36,000 and $232,000, respectively.

13. REORGANIZATION

  As described in this Prospectus, dLLC and dInc will engage in a reorganization transaction (the "Reorganization") pursuant to which dLLC will contribute its assets to dInc. dInc will assume, and agree to pay, perform and discharge, all liabilities of dLLC (except for income tax liabilities). In connection with the Reorganization, dInc will issue 10,000,000 shares of Common Stock to dLLC, of which 698,568 shares will be restricted under the Company's Restricted Stock Plan as described in Note 10--1996 Restricted Stock Plan.

                                 DELIA*S INC.

 SEPTEMBER 9, 1993 (INCEPTION) TO JANUARY 31, 1994, FISCAL YEARS ENDED JANUARY
  31, 1995 AND 1996, SIX MONTHS ENDED JULY 31, 1995 AND 1996, AND NINE MONTHS
                     ENDED OCTOBER 31, 1995 AND 1996

 (INFORMATION AS IT RELATES TO THE SIX MONTHS ENDED JULY 31, 1995 AND THE NINE
           MONTHS ENDED OCTOBER 31, 1995 AND 1996 IS UNAUDITED)

  The Reorganization will also result in the distribution to existing members of dLLC of the LLC Distribution described below and the shares of Common Stock of dInc received pursuant to the operating agreement. Prior to the completion of the Offering, dLLC will make a distribution (the "LLC Distribution") to certain of its members of an amount related to the Company's results of operations through the date of the distribution. The LLC Distribution will be paid in cash, to the extent of cash on hand at the date of distribution, less $100,000, and the balance will be paid in the form of non-interest-bearing promissory notes issued by dLLC to such members (the "Investor Notes"). Additionally, dInc will assume the obligations of dLLC under the Investor Notes as part of the Reorganization. The Company will pay the balance on those notes upon the completion of the Offering.

14. FAMILY STOCKHOLDERS' AGREEMENT

  Concurrent with the Reorganization, certain stockholders (the "Family Holders") and a stockholder/executive of the Company (the "Executive") will enter into a stockholders agreement with the Company (the "Family Stockholders Agreement") which, subject to certain exceptions, prohibits the Family Holders from transferring the shares of Common Stock they will own upon completion of the Reorganization for a period of two years from the date of the Reorganization. Thereafter, the Family Holders will be able to transfer such shares in accordance with the requirements of Rule 144 under the Securities Act. The Family Stockholders Agreement also permits each of the Family Holders to cause the Company to register shares of Common Stock concurrently with offerings of Common Stock by the Executive. The Company will generally be required to bear the expenses of all such registrations, except underwriting discounts and commissions. In addition, the Family Stockholders Agreement will give the Executive the right to vote all of the shares of Common Stock owned by the Family Holders on all matters that come before the stockholders of the Company. The Family Holders collectively, will own 33.5 percent of the outstanding Common Stock upon completion of the Offering. The Family Stockholders Agreement will expire on the tenth anniversary of the completion of the Reorganization.

               [PHOTOGRAPHS AND ART FROM DELIA*S CATALOGS.]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   NO DEALER, SALESPERSON OR OTHER
 PERSON HAS BEEN AUTHORIZED TO GIVE
 ANY INFORMATION OR TO MAKE ANY
 REPRESENTATIONS OTHER THAN THOSE
 CONTAINED IN THIS PROSPECTUS AND,
 IF GIVEN OR MADE, SUCH INFORMATION
 OR REPRESENTATIONS MUST NOT BE RE-
 LIED UPON AS HAVING BEEN AUTHO-
 RIZED BY THE COMPANY, ANY SELLING
 STOCKHOLDER OR THE UNDERWRITERS.
 THIS PROSPECTUS DOES NOT CONSTI-
 TUTE AN OFFER TO SELL OR A SOLICI-
 TATION OF AN OFFER TO BUY TO ANY
 PERSON IN ANY JURISDICTION IN
 WHICH SUCH OFFER OR SOLICITATION
 WOULD BE UNLAWFUL OR TO ANY PERSON
 TO WHOM IT IS UNLAWFUL. NEITHER
 THE DELIVERY OF THIS PROSPECTUS
 NOR ANY SALE MADE HEREUNDER SHALL,
 UNDER ANY CIRCUMSTANCES, CREATE
 ANY IMPLICATION THAT THERE HAS
 BEEN NO CHANGE IN THE AFFAIRS OF
 THE COMPANY OR THAT THE INFORMA-
 TION CONTAINED HEREIN IS CORRECT
 AS OF ANY TIME SUBSEQUENT TO THE
 DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
   Prospectus Summary....................................................   3
   Risk Factors..........................................................   5
   Use of Proceeds.......................................................  11
   Dividend Policy.......................................................  11
   The Reorganization....................................................  11
   Capitalization........................................................  12
   Dilution..............................................................  13
   Selected Financial Data...............................................  14
   Management's Discussion and Analysis of Financial Condition and
    Results of Operations................................................  15
   Business..............................................................  21
   Management............................................................  28
   Certain Transactions..................................................  34
   Principal and Selling Stockholders....................................  35
   Description of Capital Stock..........................................  37
   Shares Eligible for Future Sale.......................................  40
   Underwriting..........................................................  41
   Legal Matters.........................................................  42
   Experts...............................................................  42
   Additional Information................................................  43
   Index to Financial Statements......................................... F-1

                                  -----------

   UNTIL       , 1997 (25 DAYS AF-
 TER THE DATE OF THIS PROSPECTUS),
 ALL DEALERS EFFECTING TRANSACTIONS
 IN THE COMMON STOCK, WHETHER OR
 NOT PARTICIPATING IN THIS DISTRI-
 BUTION, MAY BE REQUIRED TO DELIVER
 A PROSPECTUS. THIS IS IN ADDITION
 TO THE OBLIGATION OF DEALERS TO
 DELIVER A PROSPECTUS WHENACTING AS
 UNDERWRITERS AND WITH RESPECT TO
 THEIRUNSOLD ALLOTMENTS OR
 SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               2,350,000 SHARES

                                     LOGO

                                 COMMON STOCK

                                ---------------
                                  PROSPECTUS
                                ---------------

                               HAMBRECHT & QUIST

                            OPPENHEIMER & CO., INC.


                                       , 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred by the Company in connection with the issuance and distribution of the securities being registered under this registration statement. Except for the SEC, NASD and Nasdaq fees, all expenses have been estimated and are subject to future contingencies.

     SEC registration fee............................................. $  9,787
     NASD fee.........................................................    3,743
     Nasdaq Entry Fee.................................................   47,500
     Legal fees and expenses*.........................................
     Printing and engraving expenses*.................................
     Accounting fees and expenses*....................................
     Blue sky fees and expenses*......................................
     Transfer agent and registrar fees and expenses...................   10,000
     Miscellaneous*...................................................
                                                                       --------
         Total........................................................ $600,000
                                                                       ========

--------
* To be filed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  In addition, Article NINTH of the Company's certificate of incorporation provides that no director shall be personally liable for any breach of fiduciary duty. Article NINTH does not eliminate a director's liability (i) for a breach of his or her duty of loyalty to the Company or its stockholders,
(ii) for acts of intentional misconduct, (iii) under Section 174 of the General Corporation Law of the State of Delaware for unlawful declarations of dividends or unlawful stock purchases or redemptions, or (iv) for any transactions from which the director derived an improper personal benefit.

  Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

  Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

  The Underwriting Agreement provides for indemnification of directors and officers of the Company by the Underwriters against certain liabilities.

  Pursuant to Section 145 of the General Corporation Law of the State of Delaware, the Company maintains directors' and officers' liability insurance coverage.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  dELiA*s LLC will subscribe for 10,000,000 shares of Common Stock prior to the effectiveness of this Registration Statement. The issuance of such shares will be exempt from registration pursuant to Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS

  1.1** Form of Underwriting Agreement
  2.1* Form of Bill of Sale and Contribution and Assumption Agreement between dELiA*s LLC and the Company
  3.1** Certificate of incorporation of the Company
  3.2** Bylaws of the Company
  5* Opinion of Proskauer Rose Goetz & Mendelsohn LLP re: validity of securities
 10.1** Form of Employment Agreement between the Company and Stephen I. Kahn
 10.2*  Form of Employment Agreement between the Company and Christopher C.
        Edgar
 10.3*  Form of Employment Agreement between the Company and Evan Guillemin
 10.4** Form of Family Stockholders Agreement among the Company, Stephen I.
        Kahn and the persons listed on exhibit A thereto
 10.5** Form of 1996 Stock Incentive Plan
 10.6** Form of Restricted Stock Plan
 10.7*  Form of Stock Option Agreement between the Company and Evan Guillemin
 10.8** Agreement dated April 11, 1996 between the Company and The Jay Group,
        Inc.
 10.9** Lease Agreement dated May 3, 1995 between the Company and The Rector,
        Church-Wardens and Vestrymen of Trinity Church in the City of New-York
        (the "Lease Agreement"); Modification and Extension of Lease Agreement dated September 26, 1996
 10.10* Form of Restricted Stock Agreements between the Company and holders of
        Common Stock subject to the Restricted Stock Plan
 16** Letter from Richard A. Eisner & Company, LLP respecting change in certifying accountant
 23.1*  Consent of Deloitte & Touche LLP
 23.2*  Consent of Richard A. Eisner & Company, LLP
 23.3* Consent of Proskauer Rose Goetz & Mendelsohn LLP (contained in opinion to be filed as Exhibit 5)
 24.3** Power of Attorney
 27.1*  Financial Data Schedule

--------
 * To be filed by amendment

** Previously filed

ITEM 17. UNDERTAKINGS

  The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement (a form of which is filed herewith as Exhibit 1.1) certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE UNDERSIGNED REGISTRANT CERTIFIES THAT IT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON THE 20TH DAY OF NOVEMBER, 1996.

                                          dELiA*s Inc.

                                                    /s/ Stephen I. Kahn
                                          By: _________________________________
                                              STEPHEN I. KAHN CHAIRMAN OF THE
                                             BOARD AND CHIEF EXECUTIVE OFFICER

                                SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

       /s/ Stephen I. Kahn             Chairman of the
-------------------------------------   Board, Chief             November 20,
           STEPHEN I. KAHN              Executive Officer         1996
                                        and Director
                                        (principal
                                        executive officer)

        /s/ Evan Guillemin             Chief Financial
-------------------------------------   Officer, Secretary,      November 20,
           EVAN GUILLEMIN               Treasurer and             1996
                                        Director (principal
                                        financial and
                                        accounting officer)

                                       Executive Vice
               *                        President, Chief         November 20,
-------------------------------------   Operating Officer         1996
        CHRISTOPHER C. EDGAR            and Director

                                       Director
               *                                                 November 20,
-------------------------------------                             1996
          S. ROGER HORCHOW

                                       Director
               *                                                 November 20,
-------------------------------------                             1996
           SIDNEY S. KAHN

                                       Director
               *                                                 November 20,
-------------------------------------                             1996
         GERALDINE KARETSKY

      /s/ Joseph J. Pinto              Director                  November 20,
-------------------------------------                             1996

        JOSEPH J. PINTO

        /s/ Evan Guillemin

*By: ___________________________

    EVAN GUILLEMIN, Attorney-in-fact

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  1.1**  Form of Underwriting Agreement
  2.1*   Form of Bill of Sale and Contribution and Assumption Agreement between
         dELiA*s LLC and the Company
  3.1**  Certificate of incorporation of the Company
  3.2**  Bylaws of the Company
  5*     Opinion of Proskauer Rose Goetz & Mendelsohn LLP re: validity of securities
 10.1**  Form of Employment Agreement between the Company and Stephen I. Kahn
 10.2*   Form of Employment Agreement between the Company and Christopher C.
         Edgar
 10.3*   Form of Employment Agreement between the Company and Evan Guillemin
 10.4**  Form of Family Stockholders Agreement among the Company, Stephen I.
         Kahn and the persons listed on exhibit A thereto
 10.5**  Form of 1996 Stock Incentive Plan
 10.6**  Form of Restricted Stock Plan
 10.7*   Form of Stock Option Agreement between the Company and Evan Guillemin
 10.8**  Agreement dated April 11, 1996 between the Company and The Jay Group,
         Inc.
 10.9**  Lease Agreement dated May 3, 1995 between the Company and The Rector,
         Church-Wardens and Vestrymen of Trinity Church in the City of New-York
         (the "Lease Agreement"); Modification and Extension of Lease Agreement
         dated September 26, 1996
 10.10*  Form of Restricted Stock Agreements between the Company and holders of
         Common Stock subject to the Restricted Stock Plan
 16**    Letter from Richard A. Eisner & Company, LLP respecting change in certifying accountant
 23.1*   Consent of Deloitte & Touche LLP
 23.2*   Consent of Richard A. Eisner & Company, LLP
 23.3*   Consent of Proskauer Rose Goetz & Mendelsohn LLP (contained in opinion to be filed as Exhibit 5)
 24.3**  Power of Attorney
 27.1*   Financial Data Schedule

--------
 * To be filed by amendment

** Previously filed